SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
October 29, 2004
AngloGold Ashanti Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
Report for the quarter and nine months ended September 30, 2004, prepared in accordance with
International Financial Reporting Standards (IFRS )

Quarter 3 2004
Report
for the quarter and nine months ended 30 September 2004
Group results for the quarter...
· Production for the quarter increased by 9% to 1.628Moz
· Total cash costs rose by 5% to $272/oz, due mainly to continued strengthening of operating currencies and the effects of inf lation
· South African total cash costs increased by only 3% to R60,687/kg, despite a 7% mid-y ear wage increase
· Average spot gold price rose 2% to $402/oz; receiv ed price
1
of gold up $7/oz to $392/oz
· Adjusted headline earnings
2
decreased by 16% to $43m due to cost increases
Quarter
ended
Sept 2004
Quarter
ended
June
2004
Nine
months
ended
Sept 2004
Nine
months
ended
Sept 2003
Quarter
ended
Sept 2004
Quarter
ended
June
2004
Nine
months
ended
Sept 2004
Nine
months
ended
Sept 2003
Unaudited   Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Pr oduced - kg / oz (000)
50,623
46,330    135,370   131,457
1,628
1,490 4,352
4,226
Price received
1
- R/kg / $/oz
80,572
81,276      82,896 88,852
392
385 393 354
Total cash costs
3
- R/kg / $/oz
55,744
55,162      55,727 52,206
272
260 265 208
Total production costs
3
- R/kg / $/oz
69,582
68,659      69,166 63,716
340
324
328 254
Financial review
Operati ng profit - R / $ million
602
203 1,520 3,607
97
26 230 463
Adjusted operating profit
4
- R / $ million
631
702 2,216 3,303
98
108 337 422
Net profit (loss) - R / $ million
253
(70)           431 1,721
40
(12) 66 219
Headline earnings (loss) - R / $ million
274
(22)          538 1,794
44
(5) 82 228
Adjusted headline earnings
2
- R / $ million
280
322 1,001 1,628
43
51 153 207
Capital expenditure
3
- R / $ million
1,004
1,012 2,583 2,181
156
153 393 279
Earnings (loss) per ordinary share - cents/share
Basic
96
(28)          175 773
15
(5) 27 98
Diluted
96
(28)          175 769
15
(5) 27 98
Headline
104
(9)          218 805
17
(2) 33 102
Adjusted headline
2
106
127 405 731
16
20 62 93
Dividends  - cents/share
170 375
26 51
Notes:    1.
Price received including realised non-hedge derivatives.
2. Headline earnings (loss) before unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps.
3. 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
4.
Operating profit excluding unrealised non-hedge derivatives.
$ represents US dollar, unless otherwise stated.

ANGLOGOLD ASHANTI

Yatela
Sadiola
Phase VII
FE3 & FE4
Guinea
Siguiri
S Mali
Mali
Morila
Ghana
Bibiani
Obuasi
50 Deeps
Iduapriem &
Teberebie South
Alaska
Canada
Livengood
West Pogo
ER
Eagle
U.S.A.
Cripple Creek
& Victor
Wildhorse Ext
Hoosier Pass
Central
America
Peru
Brazil
Serra Grande
Mina I
Corpo IV
Santos Reis
AGA Brazil
Lamego
Carruagem
Corrego do Sitio
Cachorro Bravo
Argentina
Cerro Vanguardia
Loma North
Gabriela
Russia
Veduga 1
Asacha 1
Rodnikovoe
Mongolia
Ikh Shankh
China
Philippines
Red 5 properties
SE Asia
Kimin
DRC
Geita
Geita Hill
Nyankanga
Tanzania
Navachab
FW Deep
Anomaly 16
Namibia
Republic of
South Africa
South African
Operations
Moab Khotsong
Australia
Boddington
Sunrise Dam
Astro
Cosmo
Hammerhead
Neville
Lord Byron
AngloGold Ashanti operations
with brownfields exploration
AngloGold Ashanti
greenfields exploration
New frontier areas

1. Held through minority stake in Trans Siberian Gold

Quarterly Report September 2004 www.AngloGoldAshanti.com

Operations at a glance
for the quarter ended 30 September 2004
Price received
1
Production
Total cash costs
Cash operating
profit
2
Adjusted operating
profit
3
$/oz
%
Variance
4
oz (000)
%
Variance
4
$/oz
%
Variance
4
$m
%
Variance
4
$m
%
Variance
4
Great Noligwa
410
5
207
6
233
4
33
10
29
12
TauTona
409
5
144
(2)
253
10
22
5
13
-
Sunrise Dam
418
(1)
112
15
231
(9)
19
(17)
13
(28)
AngloGold Ashanti Brazil
370
(6)
64
(2)
130
1
16
(6)
13
(7)
Cerro Vanguardia
6
380
5
61
30
145
(22)
16
60
9
200
Kopanang
408
5
119
(2)
303
15
12
(8)
9
(10)
Cripple Creek & Victor
325
(1)
90
18
218
5
12
(8)
2
(50)
Mponeng
408
5
118
12
314
(3)
10
67
3
100
Geita
5
368
3
148
6
294
30
8
(43)
-              (100)
Bibiani
397
2
46
84
235
(1)
7
133
2
-
Sadiola
6
397
1
38
(14)
267
15
6
-
3
(25)
Serra Grande
6
363
(7)
24
4
136
9
6
-
5
-
Iduapriem
6
375
(6)
55
104
252
(18)
5
-
2
-
Yatela
6
402
2
24
(4)
233
(2)
4                   -                  2
(33)
Morila
6
361
2
37
9
248
4
3
(25) -              (100)
Obuasi
379
(5)
94
32
300
3
3
(25)
(4)
-
Nav achab
387
(2)
18
13
301
(6)
1
(50)
1
-
Freda-Rebecca
447
7
5
25
394
(12)
1
200                 -               100
Tau Lekoa
408
5
70
(14)
406
28                 -
(100)
(4)
(500)
Ergo
409
5
53
(10)
391
-
(2)
-
(2)
-
Siguiri
6
384
-
23
35
504
31
(2)
-
(1)
50
Sav uka
409
5
43
13
451
(2)
(3)
25
(5)
29
Other
35
13
14
(13)
8
(11)
AngloGold Ashanti
392
2        1,628
9
272
5
191
2
98
(9)
1
Price recei ved includes r ealised non-hedge deri vati ves .
2
Adjusted operating pr ofit pl us amortis ation of mini ng assets less non-c ash revenues.
3
Operati ng profit excludi ng unrealised non-hedge derivati ves.
4
Varianc e September 2004 quarter on June 2004 quarter - increas e (decreas e).
5
Attributable 100% from May 2004.
6
Attributable.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Financial and operating review
OVERVIEW OF THE THIRD QUARTER
Although the September quarter was operationally better than the previous period, a favourable inventory adjustment during the second quarter and higher third quarter costs saw adjusted operating profit fall 9% to $98m. Gold production for the quarter, at 1.628Moz, increased by 9% on the second quarter's production of 1.490Moz or by 3% if the two months of Ashanti production included in the June quarter is adjusted to assume a full quarter's production. The received price of gold rose by $7/oz to $392/oz compared with an average spot price of $402/oz and total cash costs increased by 5% to $272/oz, while total production costs ro se by 5% to $340/oz.
In terms of production, Sunrise Dam in Australia had an excellent quarter, increasing by 15% to a record 112,000oz. Two of the former Ashanti asset s, Iduapriem and Bibiani, also showed significant improvement, as did Cerro Vanguardia in Argentina and Cripple Creek & Victor in the US, with production increases of 30% and 18%, respectively. In South Africa, the majority of the operations maintained their performances quarter-on-quarter, while Great Noligwa and Mponeng demonstrated a marked improvement in the area of production. Tau Lekoa and Ergo were the only South African assets that significantly underperformed this quarter, with the production of the region as a whole nevertheless increasing by 1%. Geita and Obuasi both underperformed this quarter.
As noted, total cash costs for the quarter increased by $12/oz, from $260/oz in the second quarter to $272/oz. The continued strengthening of operating currencies ($7/oz) and the effect of inflation ($8/oz) were the main contributors to this increase, with the latter primarily represented in rising diesel prices, contractor mining costs and the South African mid- year wage increase. These unit cost increases were partially offset by higher recovered grades however, and it should be noted that the South African operations managed to restrict unit costs to R60,687/kg, despite the 7% wage increase.
Corporate costs were reduced by $3m, although this benefit was offset by increases in marketing and exploration expenditures. Net financing costs decreased by $1m, while other net income increased by $7m and taxation on adjusted headline earnings went down by $3m. The net result of these movements, together with this quarter's reduced adjusted operating profit, was a 16% decline in adjusted headline earnings to $43m.
In the previous quarter, there was an unrealised loss of $82m on non-hedge derivatives. This quarter, the loss is only $1m and consequently net profit rose from a loss of $12m in the previous quarter to a profit of $40m in the third quarter.
OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligw a, volume mined increased by 6% quarter-on-quarter, due to improved face length and face advance. Mainly as a result of a better mining mix, grade improved by 7% and gold production increased by 5% to 6,427kg (207,000oz). Total cash costs increased by 1% to R47,641/kg ($233/oz) primarily due to the higher power costs over the winter months and the expected mid-year wage increase. Adjusted operating profit improved by 11% to R185m ($29m), as a result of the higher gold production. The Lost Time Injury Frequency Rate (LTIFR) deteriorated by 2% to 10.67 lost time injuries per million hours worked.
Regrettably, two employees lost their lives in falls of ground accidents.
At Kopanang, the volume mined was 2% lower than that of the previous quarter, although still in line with expectations. Gold production fell by 3% to 3,707kg (119,000oz) despite a 3% increase in tonnage treated for the quarter. Total cash costs increased by 11% to R61,912/kg ($303/oz) because of higher labour, power, explosives and support costs. Adjusted operating profit, down 19% to R56m ($9m), was unfavourably impacted by lower gold production. LTIFR improved slightly over the quarter to 11.72. Though a million fatality-free shifts were achieved on 10 July 2004, one employee died from a fall of ground accident later in the quarter.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Tau Lekoa's volume mined fell by 2% following a Department of Minerals and Energy decision to stop work on Sundays for three weeks after a fatality occurred in June. Yield fell by 9% to 3.8g/t, though there should be a slight improvement in grade in the short term.
The lower volumes and yield resulted in a 13% decrease in gold production to 2,184kg (70,000oz). Total cash costs increased by 24% to R83,134/kg ($406/oz) as a re sult of the lower gold output and the mid-year wage increase. Tau Lekoa's operating results have been significantly affected this quarter by reduced revenues and higher costs, re sulting in an adjusted operating loss of R22m ($4m). LTIFR improved by 22% to 12.56.
At Mponeng, volume mined improved by 5% to bring results up to targeted levels. Yield increased by 11% due to a higher-than-anticipated grade and gold production rose by 12% to 3,657kg (118,000oz). Despite the mid-year wage increase, total cash costs fell by 6% to R64,344/kg ($314/oz). Operating results reversed the loss recorded last quarter and benefited from the higher revenues related to the improved gold production to post an adjusted operating profit of R19m ($3m). The LTIFR deteriorated by 2% to 9.23. Half a million fatality-free shifts were achieved on 9 September 2004.
Sav uka's volume mined improved by 10% this quarter, due to additional face length from new ledging operations in the lower Carbon Leader Reef (CLR). Yield has shown an 8% improvement to 6.36g/t following a substantial increase in the recorded face value, especially in the Ventersdorp Contact Reef (VCR) on 68-75 levels. As the new ledging operations are predominantly located in higher grade areas, gold production rose by 15% to 1,340kg (43,000oz). Total cash costs decreased by 6% to R92,197/kg ($451/oz), the consequence of improved gold output, though this benefit was partially offset by the mid-year wage increase. Adjusted operating losse s decreased by 27% to R30m ($5m). LTIFR deteriorated to 17.90 and one employee died as a result of a seismic event.
At TauTona, volume mined improved by 9%, mainly due to a 3% increase in face length and a 6% improvement in face advance. Yield fell 4% as the benefit of higher face values was partially negated by increased development. Gold production fell by 2% to 4,474kg (144,000oz) as lower yield offset advantage of increased tonnes treated. Total cash costs ro se by 6% to R51,642/kg ($253/oz) as a result of the reduced gold output and the mid- year wage increase. Adjusted operating profit fell by 1% to R86m ($13m) and the LTIFR deteriorated to 12.57. Two employees died during the quarter - one, the result of a fall of ground and the other after a slip and fall accident.
At Ergo, the tonnes treated decreased by 17% because, as the operation nears closure, the clean-up material is increasingly difficult to treat. In addition, 3.5 days were lost due to a strike by the monitoring contractor's employees. Yield increased marginally from the second quarter rate of 0.23g/t but gold production, impacted by the lower volumes, declined by 11% to 1,645kg (53,000oz). Total cash costs improved by 4% to R79,848/kg ($391/oz) as a result of lower throughput and reduced by-product losses from the closure of the acid plant. Operating losse s improved slightly from the previous quarter to R11m ($2m). LTIFR improved by 50% to 0.84.
Moab Khotsong's gold production of 80kg (2,600oz), which is up slightly from last quarter's 66kg, is not included in the South Africa region's production, as the revenue continues to be capitalised against pre-production costs.
Commercial production is scheduled for 2006. After three years of exemplary safety performance, one employee died during the quarter due to a fall of ground. LTIFR was up slightly quarter-on-quarter to 6.59.
ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold production increased as planned by 30% to 61,000oz due to a 40% improvement in grade, which was a result of a better mix of high-grade ore from the pits. The improved mix compensated for a 6% decrease in ore treated, which resulted from plant operational difficulties that have since been resolved.
Total cash costs were 22% lower at $145/oz, mainly owing to higher gold production and a 3% local currency devaluation, although higher inflation and lower silver by-product revenue partially offset these benefits. Adjusted operating profit improved to $9m as a result of a 32% increase in gold revenue, including a 5% higher received price. LTIFR during the third quarter improved from 7.24 to 4.81, after the
Quarterly Report September 2004 www.AngloGoldAshanti.com

implementation of a comprehensive risk management programme.
AUSTRALIA
Production at Sunrise Dam increased by 15% to a record 112,000oz. Recovered grade rose by 10% to 3.81g/t as mining operations moved into higher grade areas as planned. Total cash cost s decreased by 9% to A$325/oz ($231/oz) and adjusted operating profit dropped by 33% to A$18m ($13m) due to an inventory build-up in the second quarter. For the quarter, 826m of underground capital development was completed and underground drilling is in progress. The LTIFR improved significantly to 2.39.
Work continued this quarter on the November 2000 Boddington Expansion Feasibility Study update. All three parties involved remain committed to completing the study and optimising the project.
BRAZIL
At AngloGold Ashanti Brazil, gold production was marginally lower at 64,000oz. Total cash costs were 1% higher at $130/oz, mainly due to higher maintenance costs on drilling, a collective labour agreement, higher inflation and a 3% appreciation in the local currency. The effect of these factors was partially offset by a higher acid by-product credit. Adjusted operating profit fell by 7% to $13m, mainly due to a 6% decrease in the realised price. LTIFR, at 2.29, increased from the excellent safety performance of the second quarter.
At Serra Grande (50% attributable), gold production rose by 4% to 24,000oz due to a 3% increase in the ore treated. This was partially offset by a 1% reduction in recovered grade. Total cash costs were 9% higher at $136/oz primarily due to higher inflation, local currency appreciation and to a collective labour agreement. Adjusted operating profit was maintained at $5m. The first lost time injury in 16 months occurred at Serra Grande this quarter, bringing the LTIFR to 2.45.
GHANA
At Bibiani, production increased 21% from 38,000oz (normalised) to 46,000oz and total cash costs were down slightly at $235/oz. In September, there was a failure of the south pit wall adjacent to the entrance of the underground portal, resulting in the covering of a portion of the high-grade ore at the southern end of the pit. Backfilling to remedy the wall failure will be completed in November, when the pit bottom will be re-accessed and mining of the remaining ore will recommence. Access to the underground workings has been temporarily affected by the slip but once access is secured, underground development and exploration activities will resume.
As a result of the slope failure, the fourth quarter gold production forecast has been adjusted downwards to reflect the processing of stockpile material rather than newly mined, higher-grade ores from the main pit. There were no lost time injuries this quarter.
At Iduapriem (85% attributable), gold production increased 34% on normalised second quarter production to 55,000oz and total cash costs declined to $252/oz. Though throughput at the CIP plant of 1.06Mt was lower than expected due to a gearbox problem in late September, the feed grade was higher than anticipated, resulting in better gold production at the plant. Total tonnage mined, at 5.7Mt, was in line with expectations but structural damage to an excavator will affect the mine grade in the next quarter until the problem has been fully rectified.
During the fourth quarter, a mine-to-mill study and an engineering cost review of both the processing plant and crushing and ore transfer systems will commence. The results of these exercises will aid in re-engineering the operation to reduce operating costs and optimise throughput. No lost time injuries occurred during the quarter.
At Obuasi, gold production declined 12% quarter-on-quarter from 107,000oz (normalised) to 94,000oz, primarily due to insufficient developed and drilled underground reserves, which resulted in decreased mining flexibility. As reported last quarter, new trackless mining equipment has been delivered to the mine and an operator training programme is underway to ensure that the utilisation and availability of this new equipment meets planned levels going forward. Reorganisation of the planning and technical functions is also ongoing and, combined with the new equipment delivery, should result in underground production rates being restored to planned levels over the course of the next year. Total cash costs, which
Quarterly Report September 2004 www.AngloGoldAshanti.com

increased to $300/oz, were higher than expected, due to the impact of fixed costs and lower production levels. The LTIFR at Obuasi was 1.75.
REPUBLIC OF GUINEA
Operations at Siguiri (85% attributable) during the third quarter continued to reflect the effects of a government embargo implemented in May on fuel and the sale of gold. Although fuel deliveries have recommenced and the embargo on gold sales has been lifted, an unexpected shortage of cement supplies resulted in reduced crushing and stacking operations. Consequently, mining during the third quarter concentrated primarily on waste stripping and production decreased slightly quarter-on- normalised-quarter to 23,000oz, while total cash costs increased to $504/oz. Cement supplies have now been sourced and full production on the heap leach pad is expected by early November.
Construction of the carbon-in-pulp plant continues and, as noted last quarter, the plant is on track for commissioning during the first quarter of 2005. Production for the fourth quarter, however, will nevertheless be impacted by the delay in the CIP plant construction, as well as by the cement shortage, which prevents the current plant from operating at full capacity. The LTIFR for the quarter was 1.89.
MALI
At Morila (40% attributable), production was 9% higher than that of the previous quarter at 37,000oz, the result of an 11% increase in recovered grade. The benefit of the improved grade was partially offset by a 3% reduction in tonnage throughput, which resulted from a SAG mill gearbox replacement that took ten days in August, in addition to a motor change in the primary crusher in September.
Total cash cost s were 4% higher quarter-on-quarter at $248/oz, mainly due to inflation, althought improved grade partially counteracted this effect. Increased inflation was primarily the result of higher diesel prices and mining contractor costs. Adjusted operating profit for the quarter was $0.2m.
The plant expansion was operating at design capacity by the end of the third quarter and mining is on schedule to feed higher grade ore from Pit Three in the fourth quarter. Significantly improved grades, higher throughput and increased gold production are expected next quarter. Negotiations regarding the productivity bonus dispute are ongoing. There were no lost time injuries during the quarter.
At Sadiola (38% attributable), gold production decreased by 14% to 38,000oz due to lower grades; feed grade was high in the previous quarter to compensate for low throughput in the first quarter. Total cash costs increased by 15% to $267/oz as a result of the grade decline and increased inflation. Adjusted operating profit decreased to $3m also owing to the grade decline. Looking ahead, both production and grade are expected to increase in the fourth quarter. There were no lost time injuries during the quarter.
Production at Yatela (40% attributable), at 24,000oz, was 4% below that of the previous quarter due to a decrease in tonnage stacked. Tonnage throughput was adversely affected by wet material chokes and poor footing conditions on the leach pad, though recovered grade, at 3.61g/t, remained consistent with that of the previous quarter.
Total cash costs went down by 2% to $233/oz, mainly due to decreased volumes and reduced economies of scale. Adjusted operating profit declined by 33% to $2m due to lower volumes mined and higher amortisation. The effect on adjusted operating profit by these factors, however, was partially mitigated by the quarter's consistent grade. A production increase is expected in the fourth quarter. LTIFR deteriorated to 1.72.
NAMIBIA
At Nav achab, gold production rose by 13% to 18,000oz due to a 7% improvement in recovered grade and a 6% increase in tonnage throughput. Total cash costs decreased by 6% to $301/oz as a result of improved volume and grade, as well as better efficiency rates. A $1m adjusted operating profit is the result of increased gold production. There were no lost time injuries this quarter.
TANZANIA
At Geita (100% attributable from May 2004), production for the third quarter decreased to 148,000oz from 168,000oz (normalised) in the
Quarterly Report September 2004 www.AngloGoldAshanti.com

second quarter. Tonnage throughput was 7% higher, though grade decreased by 1%. Total cash costs increased 30% to $294/oz, due to increased mining contractor costs and a continued strengthening in the diesel price, while additional costs were incurred from a mill liner replacement and higher plant maintenance costs. Significant improvements in grade and gold production are expected during the fourth quarter.
Negative grade, inflation and cost variances resulted in a slight operating loss, though these factors were partially offset by favourable volume and inventory movements due to the sale of gold stock carried over from the second quarter. LTIFR deteriorated to 2.13.
USA
At Cripple Creek & Victor (67% ownership with 100% interest in production until initial loans are repaid), production was 18% higher than that of the previous quarter at 90,000oz, due to improved solution head grade through the processing plant. This improved grade is attributable to better chemistry on the leach pad and an inventory reduction. Total cash costs increased by 5% to $218/oz and adjusted operating profit decreased from $4m to $2m. The benefit of improved gold production was more than offset by inventory movements, increased amortisation expenses and higher fuel costs.
The new processing facilities at CC&V exceeded design capacity during the quarter and haul truck hours ended the period slightly above planned levels. The leach pad drilling programme highlighted last quarter was completed in
September and Phase 4C of the leach pad construction is scheduled for completion in October 2004. Results have confirmed the leach pad inventory with respect to recoverable ounces. There were no lost time injuries for the quarter.
ZIMBABWE
Freda-Rebecca produced 5,000oz for the quarter, down from 6,000oz (normalised) in the last period. Total cash costs of $394/oz were down significantly from the $447/oz previously recorded. No lost time injuries occurred during the quarter.
On 10 September, AngloGold Ashanti announced the sale of Freda-Rebecca to South Africa-based Mwana Africa Holdings for a cash consideration of $2.255m. Closure of the transaction is subject to regulatory consents and approvals.
PROSPECTS FOR THE FOURTH QUARTER AND YEAR
For the fourth quarter, AngloGold Ashanti anticipates producing approximately 1.7Moz at a total cash cost of about $262/oz, assuming the third quarter exchange rate of R6.37. For the full year, the company continues to expect to produce approximately 6.1Moz at a total cash cost of about $263/oz, assuming an exchange rate of R6.58 for the year. The $3/oz increase in the total cash cost estimate is the result of a slightly stronger rand assumption and a higher oil price.
Notes:
· All references to price received include the realised non-hedge derivatives.
· All references to adjusted operating prof it refer to operating profit excluding unrealised non-hedge derivatives.
· All references to adjusted headline earnings refer to headline earnings excluding unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps.
· In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
· Rounding of figures may result in computational discrepancies.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Exploration
AngloGold Ashanti's exploration activities are focused on discovering long-life, low-cost orebodies, utilising multi-disciplinary teams and appropriate state-of-the-art exploration techniques and technology.
In South Africa, surface drill hole MMB4 at Moab Khotsong confirmed facies and grade models of the Vaal Reef in the Lower Mine Block. The short deflection programme has been completed with assay results listed below.
Inter-
section
Depth
Corr.Width
(cm)
AU g/t
cmg/t
Repre-
senta-
tive
1          3,206.23             129.2
53.37           6,897
Yes
2          3,206.19             113.5
49.47           5,614
Yes
3          3,206.21             129.1
16.11           2,080
No
4
3,209.23               60.9
9.85              600
No
5          3,210.97             138.4
29.97           4,149
Yes
6          3,211.36             125.2
27.52           3,445
Yes
7
Results awaited
At Geita in Tanzania, down-dip extension diamond drilling at Geita Hill continues to yield positive results to the north and north-east of the pit. Drilling results at Samena and Jumanne, located 5km to the west of the Nyankanga pit, continue to be encouraging.
At Sadiola in Mali, 98% of the Phase VII infill drilling of the Hard Sulphides Project has been completed and results to date remain consistent with those from previous drill campaigns.
Satellite oxide Mineral Resource conversion drilling was completed at FE3 Southern Extension and results continue to confirm the grade and tenor of previous drilling campaigns. Infill drilling has commenced at FE4 West.
Pit contiguous infill drilling on the Morila Shear Zone Extension was completed. A Mineral Resource estimate is in progress.
Greenfields exploration in southern Mali ceased during the rainy season. Assay results received from previous drilling at the Kola, Garalo and Banzana prospects in this area showed encouraging intersections.
At Obuasi in Ghana, underground diamond drilling continued to focus on the below 50 Level Deeps area. At Bibiani, exploration focused on the generation of additional underground Mineral Resources.
At Siguiri in Guinea, exploration drilling focused on potential strike and depth extensions to the existing pits and the potential satellite deposits within the mining lease.
Drilling at the Kimin project in Democratic Republic of Congo has been delayed until next quarter, due to drill rig unavailability.
In Namibia at Navachab, drilling is in progress on the FW Deep project, targeting zones at depths below the known mineralisation. Drilling is in progress to assess the economic potential of Anomaly 16, situated 5km south-west of the pit.
In North America at Cripple Creek & Victor, the northern boundary of the Wildhorse Extension is being drilled to increase the Mineral Resource. Drill testing of underground targets at Hoosier Pass yielded seven widely spaced intercepts ranging from 3m at 4.0g/t to 8m at 12.1g/t and further drilling is planned.
Both the ER & Eagle projects in the West Pogo area of  Alaska were drill tested and are under evaluation. Continued positive regional exploration results in the Pogo area have led to the acquisition of additional ground. Drilling will commence in the fourth quarter in the Livengood area.
In Brazil at Lamego, drilling on the western limb and fold hinge zone of the Cabeça de Pedra target intersected sub-economic mineralisation. An exploration ramp to access the Carruagem zone was initiated during the quarter.
At Córrego do Sítio, a total of 528m of underground ore  development has been completed at Cachorro Bravo on the three principal ore horizons, at an average grade of 11.44g/t over a mean horizontal width of 2.33m.
Drilling at Carvoaria Velha-Bocaina (located 2km north-east of Cachorro Bravo) confirmed the down-plunge continuity of the known oxide mineralisation.
At Serra Grande, drilling concentrated on potential open-pit targets in the Mina I and Corpo IV areas. Results indicate potentially economic but narrow shoots at Mina I-West and
Quarterly Report September 2004 www.AngloGoldAshanti.com

Santos Reis with grades in the 1-4g/t range over widths of 1-6m.
Target generation, drill target definition and prospect evaluation continued in various parts of Peru with drilling of new prospects planned to commence in late 2004 and early 2005.
At Cerro Vanguardia in Argentina, follow-up and Mineral Resource delineation drilling within the central area concentrated on the Loma North Sector and on the Gabriela vein.
At Sunrise Dam in Australia, drilling from surface and underground continued to focus on underground targets at Astro, Cosmo and Hammerhead, yielding positive results with the Mineral Resource likely to be increased in these areas by year-end.
Drilling at Neville, 1km north of the underground portal, has extended mineralisation 50m down-dip, confirming a new underground target.
Rotary Airblast (RAB), Reverse Circulation (RC) and diamond drilling was completed this quarter at the recently acquired Lord Byron prospect, located approximately 60km east of Sunrise Dam, extending the Mineral Resource and confirming the interpreted higher-grade shoot controls. RAB drilling identified two new targets 400m and 4km from Lord Byron where further drilling will be required.
In October, AngloGold Ashanti agreed to take a share placement in and form a strategic alliance with Red 5 Limited, an Australian-based exploration company with tenements in the Philippines.
In Mongolia, the Ikh Shankh property, a porphyry target located in the southern Gobi Desert, was tested with four drill holes but no significant mineralisation was intersected.
In China, target generation activities and project reviews are continuing.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Review of the
gold market
After the price correction of the second quarter, the
period under review saw the gold price consolidate,
and then resume the upward trend of the past three
years. The market closed at the high for the quarter of
$418/oz, $25/oz higher than the price at the close of
the second quarter. The average spot price for the
quarter of $402/oz was up by $8/oz on the average
price for the previous quarter. The trading range of
$34/oz showed a reduction in volatility in the price after
the range of $59/oz in the second quarter. See graph
1 "Gold/US$ Spot Price : 2004".
GOLD
Following the second quarter fall in the gold price on
the back of fears of a credit squeeze in China and a
hard landing for the Chinese economy, and the
associated sell-off in commodities that accompanied
this fear, the gold price has regained most of its
strength during the third quarter.
Since the end of the quarter, the price has come close
to the high of $430/oz seen in the first quarter of this
year. Whilst the gold price continues to be most
responsive to movements in the US dollar exchange
rate against the euro, the price has also shown some
independence during the quarter, rising firmly even
when there has been little movement in the currency
markets. This would seem to reflect increased investor
interest in gold as part of a broader move of investment
money towards hard assets. This pattern has been
evident in other markets during this period. This does
not necessarily signal a disconnect from the US dollar
or the US economy and gold is likely to benefit from
dollar weakness in the future. It is rather that the gold
market seems to have found supplementary reasons
for appealing to investors, to the benefit of the price
today.
Once again, the vehicle for interest in gold was
primarily the New York Commodities Exchange
(Comex), and the movement in the dollar gold spot
price reflects increasing interest in gold on the
exchange during the quarter. The net open position at
the end of September reached over 19Moz, and has
remained since then at almost 20Moz net long. This
figure is very close to the all-time high net position on
the Comex of 22.6Moz net long in the first week of
April 2004, and the gold price has tracked this interest
closely. News from the US economy in particular, and
the direction of the US dollar during the balance of this
quarter, will be important factors in the behaviour of
investors towards gold on Comex going forward.
See graph 2 "NY Comex : Nett Open Interest and Gold
Price : 2004".
PHYSICAL DEMAND
The physical market for gold remains relatively
quiet and the market is dependent on investment
demand to clear the supply/demand balance.
Nevertheless, there has been encouraging news
from some areas of a year-on-year recovery in
gold offtake. Demand for gold for jewellery in
Turkey was particularly strong in the first half of
2004, although it should be borne in mind that an
important part of this growth arises from Turkey
winning market share from Italy, the developed
world's largest gold jewellery manufacturer. The
market in mainland China also reported positive
growth due entirely to a new category of modern
18ct gold jewellery introduced by the World Gold
Council to that market. With the end of the
monsoon season and the commencement of the
auspicious period for marriages in India, there has
been some recovery in offtake in the Indian market
in spite of the higher US dollar spot prices.
CURRENCIES
Since early 2004, the US dollar has recovered
from its weakest position in the current cycle of
$1.30 to the euro. For much of this year, the dollar
has traded sideways in a range of $1.18-$1.24 to
the euro. However, most commentators see this
sideways movement as temporary and forecast an
inevitable further decline of the US currency
against both the euro and the yen.
Market forecasts project the dollar between $1.30
and $1.40 against the euro and between Y100 and
Y105 by the end of 2005. Even the exceptions to
these forecasts see the dollar only in a sideways
channel, trading between $1.15 and $1.20, rather
than any measurable strengthening of the US
currency. In structural terms, there are economic
circumstances - particularly in the shape of rising
deficits in the US economy - which would seem to
make it likely that the US dollar should weaken
further, and possibly substantially. In previous
economic cycles, budget and current account
deficits in the US have made recession almost
inevitable in order to bring economic fundamentals
back into balance. However, with the other major
economies (Japan and Europe) showing lower
growth rates and more serious economic structural
problems, and with the significant role played in
global trade flows today by China, it is not yet
certain that recession is quite as inevitable.
See graph 3 "US$/Euro Exchange Rate : 2001-
2004
Quarterly Report September 2004 www.AngloGoldAshanti.com

A period of weakness in the South African currency
during the quarter was followed by an unexpected rate
cut of 50 basis points by the South African Reserve
Bank, which caused the market to pause briefly.
However, for the rest of the quarter, the rand
performed robustly.
The average exchange rate for the quarter of R6.37 to
the US dollar is the strongest average exchange rate
for a quarter since the final quarter of 1999. The rand
shows no sign of weakness in the current market
circumstances. In many ways, the strength of the
currency over the past two years is justified on sound
economic terms - the South African economy today is
well managed with a low budget deficit, an effective
fiscal regime and declining inflation. There is probably
more good news to come (for example, in regard to
further country risk ratings), which will bolster the
currency further in the short term.
HEDGING
As at 30 September 2004, the net delta hedge
position of AngloGold Ashanti was 12.71Moz or
395.3t, valued at the spot price of gold on that date
of $418.80/oz. This net delta position reflects a
slight increase of some 212,000oz or 6.6t in the
net size of the combined AngloGold Ashanti hedge
compared with the end of the previous quarter.
This increase is due entirely to the increase in the
delta volume of short call options in the hedge
value at a gold price $25/oz higher than the price
at which the hedge was valued on 30 June 2004.
Outright forward contracts declined quarter-on-
quarter by some 340,000oz, or 10.5t. The
marked-to-market value of the position as at
30 September 2004 was negative $1,139m, again
reflecting the sharply higher dollar price against
which the hedge was valued in comparison with
the previous valuation at 30 June 2004. The
company continues to manage its hedge positions
actively, and to reduce overall levels of pricing
commitments in respect of future production of
gold.
GRAPH 1
GOLD/US$ SPOT PRICE : 2004
370
380
390
400
410
420
430
2-Jan
30-Jan
27-Feb
26-Mar
23-Apr
21-May
18-Jun
16-Jul
13-Aug
10-Sep
8-Oct
Quarterly Report September 2004 www.AngloGoldAshanti.com

ANGLOGOLD ASHANTI

30
25
20
15
10
5
0
-5
Millions of Ounces
US$/oz
415
403
390
378
365
RECORD HIGH NETT OPEN POSITION
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Total Speculative Position
Gold Price

1.3
1.25
1.2
1.15
1.1
1.05
1
0.95
0.9
0.85
0.8
Jan-01
Feb-01
Apr-01
May-01
Jul-01
Sep-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Sep-02
Nov-02
Jan-03
Apr-03
Jun-03
Aug-03
Oct-03
Jan-04
Mar-04
May-04
Aug-04
Oct-04

GRAPH 2
NY COMEX : NETT OPEN INTEREST AND GOLD PRICE : 2004
GRAPH 3
US$/EURO EXCHANGE RATE : 2001-2004
Quarterly Report September 2004 www.AngloGoldAshanti.com

Hedge position
As at 30 September 2004, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 12.71Moz or 395.3t (at 30 June 2004: 12.5Moz or 388.9t).
The marked-to-market value of all hedge transactions making up the hedge positions was a negativ e $1.139bn (negativ e R7.346bn) as at 30 September 2004 (as at 30 June 2004: $927.1m or R5.71bn). This v alue at 30 September 2004 was based on a gold price of $418.80/oz, exchange rates of R/$6.45 and A$/$0.7258 and the prev ailing market interest rates and v olatilities at that date.
As at 27 October 2004, the marked-to-market v alue of the hedge book was a negative $1.192bn (negativ e R7.42bn), based on a gold price of $425.50/oz and exchange rates of R/$6.2275 and A$/$0.7452 and the prev ailing market interest rates and v olatilities at the time.
These marked-to-market v aluations are not predictiv e of the f uture v alue of the hedge position, nor of future impact on the rev enue of the company. The v aluation represents the cost of buy ing all hedge contracts at the time of v aluation, at market prices and rates av ailable at the time.
Year
2004
2005
2006
2007
2008
2009-2013
Total
DOLLAR GOLD
Forward contracts               Amount (kg)                18,558            51,150            39,918            38,519            28,256            62,779            239,180
$ per oz $323                $329               $341               $343                $360               $370                  $347
Put opti ons purchased Amount (kg) 2,264 3,381 5,481 1,455 12,581
$ per oz $391 $347 $355 $292 $352
*Delta ( kg)                       750 496 871 50 2,167
Put opti ons s old Amount (kg) 6,532 2,799 4,354 13,685
$ per oz                          $369 $345 $339 $355
*Delta ( kg)                       746 181 432 1,359
Call options purchas ed Amount (kg) 6,551 8,947 1,538 2,003 19,039
$ per oz $350 $339 $370 $361 $348
*Delta ( kg) 6,518               8,395              1,243              1,671 17,827
Call options sol d Amount (kg)                10,556            38,075            22,208            20,647              22,096          46,833            160,415
$ per oz $370               $383                $351               $346                 $358              $375                  $367
*Delta ( kg) 9,328            32,634            18,948            18,046              18,807           39,590            137,353
RAND GOLD
Forward contracts Amount (kg) 933 933
Rand per kg R116,335 R116,335
Put opti ons purchased Amount (kg) 933 1,875 2,808
Rand per kg R80,538 R93,602 R89,261
*Delta ( kg)                          11 550 561
Put opti ons s old Amount (kg) 5,443 1,400 6,843
Rand per kg R84,801 R88,414 R85,540
*Delta ( kg) 1,466 365 1,831
Call options purchased Amount (kg) 933 933
Rand per kg R79,251 R79,251
*Delta ( kg)                       933 933
Call options sol d Amount (kg) 4,747 5,735 6,119 746 2,986 8,958 29,291
Rand per kg R91,727       R129,890       R118,721      R173,119      R187,586       R216,522          R154,850
*Delta ( kg)                    3,580 1,093 1,900                     81                360 1,854                  8,868
Quarterly Report September 2004 www.AngloGoldAshanti.com

Year
2004
2005
2006
2007
2008
2009-2013
Total
A DOLL AR GOLD
Forward contracts               Amount (kg)                  5,494               4,199               9,331              8,398             3,110                6,501             37,033
A$ per oz A$578              A$599             A$671             A$648            A$665              A$678               A$645
Put opti ons purchased Amount (kg) 1,244 1,244
A$ per oz A$585 A$585
*Delta ( kg) 517                                                                                                                       517
Put opti ons s old Amount (kg) 1,400 1,244 2,644
A$ per oz A$574 A$553 A$564
*Delta ( kg) 481 253                                                                                                                       734
Call options purchas ed Amount (kg) 3,110                6,221             3,732             3,110                4,354              20,527
A$ per oz A$724              A$673            A$668            A$680              A$707               A$688
*Delta ( kg) 289                2,776             1,998             1,902                2,867                9,832
Call options sol d Amount (kg) 1,400 1,244 2,644
A$ per oz A$581 A$602 A$591
*Delta ( kg)                       557 573 1,130
Delta ( kg) 28,134             81,544              66,702           61,425           48,631
108,790            395,227
Total net gold:
Delta (oz)
904,532       2,621,689        2,144,528      1,974,868    1,563,532        3,497,663      12,706,812
The f ollowing table indicates the group's currency hedge position at 30 September 2004
Year
2004
2005
2006
2007
2008
2009-2013
Total
RAND DOLLAR (000)
Forward contracts Amount ($)
Rand per $
Put opti ons purchased Amount ($)
Rand per $
*Delta ($)
Put opti ons s old Amount ($)
Rand per $
*Delta ($)
Call options purchas ed Amount ($)
Rand per $
*Delta ($)
Call options sol d Amount ($) 50,000 50,000
Rand per $ R6.54 R6.54
*Delta ($) 17,597 17,597
A DOLL AR (000)
Forward contracts Amount ($) 55,237 55,237
$ per A$ A$0.59 A$0.59
Put opti ons purchased Amount ($)
$ per A$
*Delta ($)
Put opti ons s old Amount ($)
$ per A$
*Delta ($)
Call options purchas ed Amount ($)
$ per A$
*Delta ($)
Call options sol d Amount ($)
$ per A$
*Delta ($)
BRAZILIAN REAL (000)
Forward contracts Amount ($)
$ per BRL
Put opti ons purchased Amount ($) 3,300 600 3,900
$ per BRL BRL3.13 BRL3.38 BRL3.17
*Delta ($) 3,139 503 3,642
Put opti ons s old Amount ($) 2,550 600 3,150
$ per BRL BRL2.79 BRL3.21 BRL2.87
*Delta ($) 506 415                                                                                                                        921
Call options purchas ed Amount ($)
$ per BRL
*Delta ($)
Call options sold Amount ($) 3,300 600 3,900
$ per BRL BRL3.23 BRL3.55 BRL3.28
*Delta ($) 90 43                                                                                                                        133
Quarterly Report September 2004 www.AngloGoldAshanti.com

Year
2004
2005
2006
2007
2008
2009-2013
Total
DOLLAR SILVER
Forward contracts Amount (kg)
$ per oz
Put options purchased Amount (kg) 7,776 31,104 31,104 69,984
$ per oz $7.00 $7.00 $7.00 $7.00
*Delta ( kg) 3,781 13,977 12,731 30,489
Put options sold Amount (kg) 7,776 31,104 31,104 69,984
$ per oz $6.06 $6.06 $6.06 $6.06
*Delta ( kg) 1,466 7,962 8,608 18,036
Call options purchased Amount (kg)
$ per oz
*Delta ( kg)
Call options sold Amount (kg) 7,776 31,104 31,104 69,984
$ per oz
$8.00
$8.00              $8.00 $8.00
*Delta ( kg) 1,758 11,172 14,229 27,159
*
The Delta position i ndicated above refl ects the nomi nal amount of the option multi plied by the mathematic al probability of the option bei ng exercised. This is calculated using the Bl ac k-Scholes option formul a with the ruling mar ket prices, interes t rates and vol atilities as at 30 September 2004.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Group
operating results
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Milled - 000 tonnes / - 000 tons 3,634 3,471 9,911 9,951 4,006 3,825 10,925 10,968
Yield - g / t / - oz / t 7.40 7.43 7.62 7.96 0.216 0.217 0.222 0.232
Gold produced - kg / - oz (000) 26,907 25,794 75,471 79,213 865 830 2,426 2,547
SURFACE AND DUMP RECLAMATION
Treated - 000 tonnes / - 000 tons 8,439 10,140 27,714 27,779 9,303 11,178 30,549 30,621
Yield - g / t / - oz / t 0.35 0.29 0.31 0.27 0.010 0.009 0.009 0.008
Gold produced - kg / - oz (000) 2,921 2,963 8,621 7,484 94 95 277 240
OPEN-PIT OPERATION
Mined - 000 tonnes / - 000 tons 37,407 35,522 99,983 95,484 41,234 39,156 110,212 105,253
Treated - 000 tonnes / - 000 tons 5,462 4,668 13,059 10,870 6,021 5,145 14,395 11,982
Stripping ratio - t (mined total - mined ore) / t mined ore 6.03 6.33 6.78 9.28 6.03 6.33 6.78 9.28
Yield - g / t / - oz / t 2.97 2.92 3.05 3.29 0.087 0.085 0.089 0.041
Gold in ore - kg / - oz (000) 15,684 11,459 32,991 19,541 504 368 1,061 628
Gold produced - kg / - oz (000) 16,200 13,635 39,773 35,789 521 439 1,279 1,151
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons 17,733 17,559 52,903 41,546 19,547 19,357 58,316 45,797
Placed
1
- 000 tonnes / - 000 tons 5,359 5,672 15,741 13,321 5,907 6,253 17,352 14,684
Stripping ratio
- t (mined total - mined ore) / t mined ore 1.82 2.18 2.14 2.47 1.82 2.18 2.14 2.47
Yield
2
- g / t / - oz / t 0.78 0.84 0.82 0.83 0.023 0.024 0.024 0.024
Gold placed
3
- kg / - oz (000) 4,200 4,756 12,926 11,027 135 153 416 355
Gold produced - kg / - oz (000) 4,595 3,938 11,505 8,971 148 126 370 288
TOTAL
Gold produced - kg / - oz (000) 50,623 46,330 135,370 131,457 1,628 1,490 4,352 4,226
Gold sold - kg / - oz (000) 51,511 45,495 135,540 131,385 1,656 1,463 4,358 4,224
Price received - R / kg / - $ / oz - sold 80,572 81,276 82,896 88,852 392 385 393 354
Total cash costs
4
- R / kg / - $ / oz - produced 55,744 55,162 55,727 52,206 272 260 265 208
Total production costs
4
- R / kg / - $ / oz - produced 69,582 68,659 69,166 63,716 340 324 328 254
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz 375 385 367 238 12.05 12.39 11.79 8.30
Actual - g / - oz 367 356 356 229 11.79 11.46 11.46 8.04
CAPITAL EXPENDITURE
4
- Rm - $m 1,004 1,012 2,583 2,181 156 153 393 279
1
Tonnes (Tons) placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Group
income statement
Quarter
Quarter
Quarter Nine months Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2004
2004
2003
2004
2003
SA Rand million
Notes
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income
4,171 3,705 3,735 11,173 11,580
Cost of sales
2 (3,651) (3,091) (2,821) (9,323) (8,638)
520 614 914 1,850 2,942
Non-hedge derivatives 82 (411) 390 (330) 665
Operating profit
602 203 1,304 1,520 3,607
Corporate administration and other expenses (84) (105) (46) (265) (213)
Market development costs (30) (22) (29) (78) (94)
Exploration costs (75) (72) (68) (206) (215)
Interest receivable 63 72 56 219 191
Other net income (expenses) 13 (35) (31) (32) (130)
Finance costs (129) (112) (77) (385) (217)
Fair value gains (losses) on interest rate swaps 24 (15) 7 (10) 7
Profit (loss) before exceptional items
384 (86) 1,116 763 2,936
Amortisation of goodwill (48) (54) (54) (153) (168)
Impairment of mining assets (8) - (252) (8) (347)
Profit on disposal of assets and subsidiaries 36 7 280 63 336
Profit (loss) on ordinary activities before taxation
364 (133) 1,090 665 2,757
Taxation 3 (72) 87 (334) (133) (938)
Profit (loss) on ordinary activities after taxation
292 (46) 756 532 1,819
Minority interest (39) (24) (27) (101) (98)
Net profit (loss)
253 (70) 729 431 1,721
Operating profit 602 203 1,304 1,520 3,607
Unrealised non-hedge derivatives 29 499 (300) 696 (304)
Adjusted operating profit 631 702 1,004 2,216 3,303
Headline earnings
Net profit (loss) 253 (70) 729 431 1,721
Amortisation of goodwill 48 54 54 153 168
Impairment of mining assets 8 - 252 8 347
Profit on disposal of assets and subsidiaries (36) (7) (280) (63) (336)
Current and deferred taxation on exceptional items 3 1 1 (81) 9 (106)
Headline earnings (loss)
274 (22) 674 538 1,794
Unrealised non-hedge derivatives and fair value
gains (losses) on interest rate swaps
5 514 (307) 706 (311)
3 1 (170) 130 (243) 145
280 322 497 1,001 1,628
Earnings (loss) per ordinary share (cents)
- Basic
96 (28) 327 175 773
- Diluted 96 (28) 326 175 769
- Headline 104 (9) 303 218 805
- Adjusted headline 106 127 223 405 731
Dividends
 - Rm
453 837
- cents per share 170 375
The results have been prepared in accordance with International Financial Reporting Standards (IFRS)
Adjusted headline earnings
Adjusted operating profit
The operating profit has been adjusted by the
following to arrive at adjusted operating profit:
The net profit has been adjusted by the following to
arrive at headline earnings:
Deferred tax on unrealised non-hedge derivatives and fair
value gains (losses) on interest rate swaps
Quarterly Report September 2004 www.AngloGoldAshanti.com

Group
income statement
Quarter
Quarter
Quarter Nine months Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2004
2004
2003
2004
2003
US Dollar million
Notes
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income
653 563 505 1,704 1,482
Cost of sales
2 (572) (470) (381) (1,423) (1,107)
81 93 124 281 375
Non-hedge derivatives 16 (67) 52 (51) 88
Operating profit
97 26 176 230 463
Corporate administration and other expenses (13) (16) (6) (40) (27)
Market development costs (5) (3) (4) (12) (12)
Exploration costs (12) (11) (9) (31) (28)
Interest receivable 10 11 8 33 24
Other net income (expenses) 2 (5) (4) (5) (17)
Finance costs (20) (17) (11) (58) (28)
Fair value gains (losses) on interest rate swaps 3 (2) 1 (1) 1
Profit (loss) before exceptional items
62 (17) 151 116 376
Amortisation of goodwill (7) (8) (7) (23) (21)
Impairment of mining assets (1) - (35) (1) (47)
Profit on disposal of assets and subsidiaries 5 - 38 9 45
Profit (loss) on ordinary activities before taxation
59 (25) 147 101 353
Taxation 3 (13) 15 (46) (19) (122)
Profit (loss) on ordinary activities after taxation
46 (10) 101 82 231
Minority interest (6) (2) (4) (16) (12)
Net profit (loss)
40 (12) 97 66 219
Operating profit 97 26 176 230 463
Unrealised non-hedge derivatives 1 82 (40) 107 (41)
Adjusted operating profit 98 108 136 337 422
Headline earnings
Net profit (loss) 40 (12) 97 66 219
Amortisation of goodwill 7 8 7 23 21
Impairment of mining assets 1 - 35 1 47
Profit on disposal of assets and subsidiaries (5) - (38) (9) (45)
Current and deferred taxation on exceptional items 3 1 (1) (11) 1 (14)
Headline earnings (loss)
44 (5) 90 82 228
Unrealised non-hedge derivatives and fair value
gains (losses) on interest rate swaps
(2) 84 (41) 108 (42)
3 1 (28) 18 (37) 21
43 51 67 153 207
Earnings (loss) per ordinary share (cents)
- Basic
15 (5) 44 27 98
- Diluted 15 (5) 43 27 98
- Headline 17 (2) 40 33 102
- Adjusted headline 16 20 30 62 93
Dividends ~
 - $m
68 113
- cents per share 26 51
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
~ Dividends are translated at actual rates on date of payment.
Adjusted headline earnings
Adjusted operating profit
The operating profit has been adjusted by the following
to arrive at adjusted operating profit:
Deferred tax on unrealised non-hedge derivatives and fair
value gains (losses) on interest rate swaps
The net profit has been adjusted by the following to
arrive at headline earnings:
Quarterly Report September 2004 www.AngloGoldAshanti.com

Group
balance sheet
As at
As at
As at
As at
September
June
December
September
2004
2004
2003
2003
SA Rand million
Unaudited
Unaudited
Audited
Unaudited
ASSETS
Non-current assets
Tangible assets
35,450
34,079
18,427
17,711
Intangible assets
2,636
2,524
2,749
2,735
Investments in associates
42
43
47
151
Other investments
239
133
86
193
Inventories
(1)
142
137
47
14
Other non-current assets
493
520
1,011
844
Derivatives
796
832
630
563
39,798
38,268
22,997
22,211
Current assets
Inventories
2,531
2,374
2,003
1,767
Trade and other receivables
1,790
1,873
1,461
1,316
Cash and cash equivalents
2,846
3,458
3,367
3,765
Current portion of other non-current assets
390
385
59
62
Derivatives
1,984
1,904
2,515
2,762
9,541
9,994
9,405
9,672
TOTAL ASSETS
49,339
48,262
32,402
31,883
EQUITY AND LIABILITIES
Equity
20,178
19,782
11,222
11,056
Non-current liabilities
Borrowings
8,360
8,088
5,383
5,758
Provisions
2,162
2,117
1,832
1,744
Deferred taxation
8,463
8,268
3,986
4,011
Derivatives
2,854
2,123
2,194
1,647
21,839
20,596
13,395
13,160
Current liabilities
Current portion of borrowings
2,078
2,125
2,340
2,264
Trade and other payables
2,841
2,940
2,339
2,049
Taxation
130
157
164
267
Derivatives
2,273
2,662
2,942
3,087
7,322
7,884
7,785
7,667
TOTAL EQUITY AND LIABILITIES
49,339
48,262
32,402
31,883
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
(1)
Relates to heap leach operations.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Group
balance sheet
As at
As at
As at
As at
September
June
December
September
2004
2004
2003
2003
US Dollar million
Unaudited
Unaudited
Audited
Unaudited
ASSETS
Non-current assets
Tangible assets
5,474
5,473
2,764
2,552
Intangible assets
407
405
412
394
Investments in associates
7
7
7
22
Other investments
37
21
13
28
Inventories
(1)
22
22
7
2
Other non-current assets
76
83
153
121
Derivatives
123
134
94
81
6,146
6,145
3,450
3,200
Current assets
Inventories
391
381
300
255
Trade and other receivables
276
301
219
189
Cash and cash equivalents
440
555
505
542
Current portion of other non-current assets
60
62
9
9
Derivatives
306
306
377
398
1,473
1,605
1,410
1,393
TOTAL ASSETS
7,619
7,750
4,860
4,593
EQUITY AND LIABILITIES
Equity
3,116
3,177
1,684
1,593
Non-current liabilities
Borrowings
1,291
1,299
807
830
Provisions
334
340
275
251
Deferred taxation
1,307
1,328
598
578
Derivatives
440
341
329
237
3,372
3,308
2,009
1,896
Current liabilities
Current portion of borrowings
321
341
351
326
Trade and other payables
439
471
350
295
Taxation
20
25
25
39
Derivatives
351
428
441
445
1,131
1,265
1,167
1,104
TOTAL EQUITY AND LIABILITIES
7,619
7,750
4,860
4,593
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
(1)
Relates to heap leach operations.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Group
cash flow statement
Quarter
Quarter
Quarter Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2004
2004
2003
2004
2003
SA Rand million
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Cash flows from operating activities
Cash generated from operations
1,367
781 1,043 2,698 3,626
Interest received
53
61 46 186 161
Environmental and other expenditure
(38)
(13) (41) (68) (125)
Dividends received from associates
-
- - - 9
Finance costs
(189)
(78) (67) (442) (211)
Taxation paid
(32)
(56) (51) (193) (677)
Net cash inflow from operating activities
1,161
695 930 2,181 2,783
Cash flows from investing activities
Capital expenditure
(1,004)
(1,012) (661) (2,583) (1,687)
Proceeds from disposal of mining assets
14
9 5 49 18
Investments acquired
(98)
(2) - (101) (3)
Proceeds from disposal of investments
-
- 351 - 351
(Acquisition) disposal of subsidiary
(235)
(802) - (1,037) 8
Net loans advanced
50
74 12 126 12
Net cash outflow from investing activities
(1,273)
(1,733) (293) (3,546) (1,301)
Cash flows from financing activities
Proceeds from issue of share capital
4
1 21 16 41
Share issue expenses
-
(1) (1) (1) (2)
Proceeds from borrowings
173
60 2,182 6,970 2,330
Repayment of borrowings
(257)
(1,379) (366) (4,828) (780)
Dividends paid
(453)
(59) (882) (1,270) (2,442)
Net cash (outflow) inflow from financing activities
(533)
(1,378) 954 887 (853)
Net (decrease) increase in cash and cash equivalents
(645)
(2,416) 1,591 (478) 629
Translation
33
6 (156) (43) (408)
Opening cash and cash equivalents
3,458
5,868 2,330 3,367 3,544
Closing cash and cash equivalents
2,846
3,458 3,765 2,846 3,765
Cash generated from operations
Profit (loss) on ordinary activities before taxation
364
(133) 1,090 665 2,757
Adjusted for:
Non-cash movements
(43)
(28) 4 (25) 133
Movement on non-hedge derivatives
45
425 (337) 659 (351)
Amortisation of mining assets
660
600 391 1,706 1,284
Deferred stripping costs
(15)
(40) (104) (129) (235)
Interest receivable
(63)
(72) (56) (219) (191)
Finance costs
129
112 77 385 217
Amortisation of goodwill
48
54 54 153 168
Impairment of mining assets
8
- 252 8 347
Profit on disposal of assets and subsidiaries
(36)
(7) (280) (63) (336)
Movement in working capital
270
(130) (48) (442) (167)
1,367
781 1,043 2,698 3,626
Movement in working capital
(Increase) decrease in inventories
(162)
(157) (1) (123) 54
Decrease (increase) in trade and other receivables
273
(168) 207 48 192
Increase (decrease) in trade and other payables
159
195 (254) (367) (413)
270
(130) (48) (442) (167)
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Quarterly Report September 2004 www.AngloGoldAshanti.com

Group
cash flow statement
Quarter
Quarter
Quarter Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2004
2004
2003
2004
2003
US Dollar million
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Cash flows from operating activities
Cash generated from operations
196
101 145 417 457
Interest received
8
9 6 28 20
Environmental and other expenditure
(5)
(2) (5) (10) (15)
Dividends received from associates
-
- - - 1
Finance costs
(29)
(12) (9) (67) (27)
Taxation paid
(5)
(9) (11) (29) (83)
Net cash inflow from operating activities
165
87 126 339 353
Cash flows from investing activities
Capital expenditure
(156)
(153) (88) (393) (216)
Proceeds from disposal of mining assets
2
1 1 7 3
Investments acquired
(15)
- - (15) -
Proceeds from disposal of investments
-
- 45 - 45
(Acquisition) disposal of subsidiary
(39)
(126) - (165) 1
Net loans advanced
8
11 1 19 1
Net cash outflow from investing activities
(200)
(267) (41) (547) (166)
Cash flows from financing activities
Proceeds from issue of share capital
1
- 3 3 6
Share issue expenses
-
- - - -
Proceeds from borrowings
42
22 296 1,061 314
Repayment of borrowings
(51)
(213) (48) (736) (100)
Dividends paid
(68)
(9) (119) (190) (309)
Net cash (outflow) inflow from financing activities
(76)
(200) 132 138 (89)
Net (decrease) increase in cash and cash equivalents
(111)
(380) 217 (70) 98
Translation
(4)
1 14 5 31
Opening cash and cash equivalents
555
934 311 505 413
Closing cash and cash equivalents
440
555 542 440 542
Cash generated from operations
Profit (loss) on ordinary activities before taxation
59
(25) 147 101 353
Adjusted for:
Non-cash movements
(9)
(3) (1) (6) 16
Movement on non-hedge derivatives
5
70 (45) 102 (47)
Amortisation of mining assets
104
91 53 261 164
Deferred stripping costs
(2)
(6) (14) (19) (30)
Interest receivable
(10)
(11) (8) (33) (24)
Finance costs
20
17 11 58 28
Amortisation of goodwill
7
8 7 23 21
Impairment of mining assets
1
- 35 1 47
Profit on disposal of assets and subsidiaries
(5)
- (38) (9) (45)
Movement in working capital
26
(40) (2) (62) (26)
196
101 145 417 457
Movement in working capital
(Increase) in inventories
(13)
(29) (19) (29) (43)
Decrease (increase) in trade and other receivables
53
(29) 14 1 (25)
(Decrease) increase in trade and other payables
(14)
18 3 (34) 42
26
(40) (2) (62) (26)
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Quarterly Report September 2004 www.AngloGoldAshanti.com

Statement of
changes in equity
Ordinary
Equity
Other
share
portion of
Foreign
compre-
capital and
convertible
currency
hensive
Retained
Minority
premium
bond
reserves
translation
income
earnings
Total
interest
Equity
SA Rand million
Balance at December 2002
9,607 - 138 360 (1,583) 3,853 12,375 347 12,722
Movements on other comprehensive
income
(55) (55) (55)
Net profit 1,721 1,721 98 1,819
Dividends paid (2,337) (2,337) (105) (2,442)
Ordinary shares issued 39 39 39
Translation
(1,138) 193 (945) (82) (1,027)
Balance at September 2003
9,646
-
138
(778)
(1,445)
3,237
10,798
258
11,056
Balance at December 2003
9,668 - 138 (755) (2,031) 3,848 10,868 354 11,222
Movements on other comprehensive
income
605 605 605
Net profit
431 431 101 532
Dividends paid
(1,201) (1,201) (69) (1,270)
Ordinary shares issued
9,316 9,316 9,316
Issue of convertible bond
533 533 533
At acquisition - 22 22
Translation (811) 40 (771) (11) (782)
Balance at September 2004
18,984
533
138
(1,566)
(1,386)
3,078
19,781
397
20,178
US Dollar million
Balance at December 2002
1,120 - 16 43 (185) 449 1,443 40 1,483
Movements on other comprehensive
income
(8) (8) (8)
Net profit
219 219 12 231
Dividends paid (296) (296) (13) (309)
Ordinary shares issued 5 5 5
Translation 265 4 (155) (15) 94 193 (2) 191
Balance at September 2003
1,390
-
20
(112)
(208)
466
1,556
37
1,593
Balance at December 2003
1,450 - 21 (113) (304) 577 1,631 53 1,684
Movements on other comprehensive
income
92 92 92
Net profit 66 66 16 82
Dividends paid
(180) (180) (10) (190)
Ordinary shares issued
1,369 1,369 1,369
Issue of convertible bond
82 82 82
At acquisition
- 3 3
Translation 113 - (128) (2) 12 (4) (1) (5)
Balance at September 2004
2,932
82
21
(241)
(214)
475
3,055
61
3,116
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Attributable equity holders of the group
Non -
distribu-
table
Quarterly Report September 2004 www.AngloGoldAshanti.com

Notes
1.
Basis of preparation
The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.
The interim group financial statements of AngloGold Ashanti Limited have been prepared in accordance with International Financial Reporting Standards (IAS34), South African Statements of Generally Accepted Accounting Practices (AC127), in compliance with the JSE Securities Exchange South Africa and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the Group for the quarter and nine months ended 30 September 2004.
Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.
2.
Cost of sales
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sept 2004
June 2004
Sept 2004
Sept 2003
Sept 2004
June 2004
Sept 2004
Sept 2003
Unaudited     Unaudited    Unaudited      Unaudited     Unaudited     Unaudited     Unaudited      Unaudited
SA Rand million US Dollar million
Cash operating costs
2,762
2,492 7,349 7,202
434
378 1,122 923
Other cash costs
97
80 236 193
15
13 36 25
Total cash costs
2,859
2,572 7,585 7,395
449
391 1,158 948
Retrenchment costs
12
7 44 13
2
1 7 2
Rehabilitation & other non-cash costs
50
43 134 65
7
7 19 8
Production costs
2,921
2,622 7,763 7,473
458
399 1,184 958
Amortisation of mining assets
660
600 1,706 1,284
104
91 261 164
Total production costs
3,581
3,222 9,469 8,757
562
490 1,445 1,122
Inventory change
70
(131)         (146)          (119)             10
(20)            (22)            (15)
3,651
3,091 9,323 8,638
572
470 1,423 1,107
3. Taxation
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sept 2004
June 2004
Sept 2004
Sept 2003
Sept 2004
June 2004
Sept 2004
Sept 2003
Unaudited     Unaudited     Unaudited      Unaudited    Unaudited     Unaudited     Unaudited      Unaudited
SA Rand million US Dollar million
Normal taxation
(19)
49 108 489
(3)
8 16 61
Deferred taxation
89
33 259 410
14
6 39 54
Deferred tax on unrealised non-hedge
derivatives and fair value gains (losses)
on interest rate swaps
1
(170)         (243)            145
1
(28)            (37)             21
Taxation on exceptional items
1
1 9 (106)
1
(1)                 1 (14)
72
(87) 133 938
13
(15) 19 122
Quarterly Report September 2004 www.AngloGoldAshanti.com

4.       Capital
commitments
Sept 2004
June 2004
Dec
2003
Sept 2003
Sept 2004
June 2004
Dec
2003
Sept 2003
SA Rand million US Dollar million
Orders plac ed and outstanding
on capital contracts at the
prevailing rate of exchange
1,005
885 650 864
155
142 150 118
5.      Shares
Quarter ended
Nine months ended
Sept 2004
June 2004
Sept 2003
Sept 2004
Sept 2003
Authorised s hare capital:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000     400,000,000       400,000,000     400,000,000
A redeemable preference shares of
50 SA cents each
2,000,000
2,000,000           2,000,000           2,000,000         2,000,000
B redeemable preference shares of
1 SA cent each
778,896
778,896               778,896              778,896            778,896
Issued share capital:
Ordinary shares
264,439,294
264,403,394        222,946,842     264,439,294   222,946,842
A redeemable preference shar es
2,000,000
2,000,000             2,000,000          2,000,000        2,000,000
B redeemable preference shar es
778,896
778,896                778,896              778,896           778,896
Weighted average number of ordinary
shares for the period
Basic ordinary shares
264,412,359
253,046,275        222,772,159      246,954,457   222,772,159
Diluted number of ordinary shares
279,796,974
268,430,890        223,817,500      259,138,623   223,817,500
During the quarter, 35,900 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.
6.       Exchange rates
Sept 2004
June 2004
Dec 2003
Sept 2003
Rand/US dollar average for the year to date 6.57 6.67 7.55 7.82
Rand/US dollar average for the quarter 6.37 6.59 6.74 7.40
Rand/US dollar closing 6.48 6.23 6.67 6.94
Rand/Australian dollar average for the year to date 4.80 4.94 4.90 4.94
Rand/Australian dollar average for the quarter 4.52 4.70 4.82 4.88
Rand/Australian dollar closing 4.69                     4.33                     5.02                      4.73
7.      Attributable
interest
Although AngloGold Ashanti holds a 66.7 % interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold USA Inc., is repaid.
8.       Announcements
8.1     On 5 August 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside
Joint Venture, comprising subsidiaries of Northern Gold NL (50%) and Harmony Gold Mining Company Limited (50%), for a total consideration of A$4m. The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.
Quarterly Report September 2004 www.AngloGoldAshanti.com

8.2     The government of Guinea advised AngloGold Ashanti on 25 August 2004 that the embargo on the export of gold bullion from that country by AngloGold Ashanti had been lifted.
8.3     In a joint announcement on 10 September 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Pty) Limited for a cash consideration of $2.255m. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine.
8.4
On 11 October 2004 AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3% stake in the expanded issued capital of Red 5 for a cash consideration of A$5.5m. This placement will be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines.
9.       Dividend
Interim dividend No. 96 of 170 South African cents or 14.9591 UK pence or 2,484.82 cedis per share was paid to registered shareholders on 27 August 2004, while a dividend of 7.7486 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 30 August 2004, a dividend of 24.8482 cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 7 September 2004 at a rate of 25.62 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.
10.     The group financial statements for the quarter and nine months ended 30 September 2004 were authorised for issue in accordance with a resolution of the directors passed on 27 October 2004. AngloGold Ashanti is a limited liability company incorporated in the Republic of South Africa.
By order of the Board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
27 October 2004
Quarterly Report September 2004 www.AngloGoldAshanti.com

Segmental
reporting
for the quarter and nine months ended September 2004
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2004
2004
2003
2004
2003
2004
2004
2003
2004
2003
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million
US Dollar million
1. Gold income South Africa
1,934
1,903 2,292 5,838 6,601
303
289 310 888 846
Argentina
169
129 112 414 459
27
20 15 63 58
Australia
286
273 279 806 936
45
41 38 123 120
Brazil
267
258 268 774 843
42
39 36 118 108
Ghana
531
353 - 877 -
83
53 - 136 -
Guinea
142
- - 148 -
22
- - 23 -
Mali
239
267 365 782 1,248
38
42 50 119 160
Namibia
47
45 40 132 149
7
7 5 20 19
Tanzania
359
299 216 874 521
56
45 29 133 67
USA
182
167 163 502 823
28
25 22 77 104
Zimbabwe
15
11 - 26 -
2
2 - 4 -
4,171
3,705
3,735
11,173
11,580
653
563
505
1,704
1,482
2. Adjusted operating profit
1
South Africa
321
306 607 1,131 1,881
49
48 82 174 241
Argentina
61
14 16 99 145
9
3 2 15 18
Australia
71
109 31 241 143
11
17 4 37 18
Brazil
147
157 131 423 443
23
23 18 64 56
Ghana
4
- - 4
-
1
- - 1 -
Guinea
(10)
(16) - (26) -
(2)
(2) - (4) -
Mali
38
48 137 183 508
6
8 19 28 65
Namibia
6
5 1 19 49
1
1 - 3 6
Tanzania
-
46 67 123 116
-
7 9 18 15
USA
10
26 19 39 7
2
4 3 6 2
Zimbabwe
(5)
(4) - (9) -
-
(1) - (1) -
Corporate
(12)
11 (5) (11) 11
(2)
- (1) (4) 1
631
702
1,004
2,216
3,303
98
108
136
337
422
3. Cash operating profit
2
South Africa
508
484 700 1,660 2,142
79
75 95 253 274
Argentina
104
60 59 228 289
16
10 8 35 36
Australia
114
149 73 363 279
18
23 10 56 35
Brazil
183
192 173 528 578
29
29 23 80 74
Ghana
103
52 - 155 -
16
7 - 24 -
Guinea
(13)
(16) - (29)
-
(2)
(3) - (5)
-
Mali
84
95 209 325 733
13
14 28 49 93
Namibia
12
10 2 31 54
2
2 - 5 7
Tanzania
48
89 92 242 176
8
14 13 36 23
USA
76
85 83 239 300
12
13 12 36 39
Zimbabwe
1
(2) - (1) -
-
- - - -
Corporate
3
24 4 34 37
-
3 - 6 5
1,223
1,222
1,395
3,775
4,588
191
187
189
575
586
1
Operating profit excluding unrealised non-hedge derivatives.
2
Adjusted operating profit plus amortisation of mining assets less non-cash revenues.
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Segmental reporting (continued)
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2004
2004
2003
2004
2003
2004
2004
2003
2004
2003
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
4.     Gold production
South Africa
24,495
24,233 26,265 72,067 76,393
789
779 844 2,317 2,455
Argentina
1,894
1,449 1,291 4,440 4,687
61
47 41 143 151
Australia
3,496
3,008 3,345 9,207 10,390
112
97 108 296 334
Brazil
2,740
2,732 2,575 7,807 7,431
88
88 83 251 239
Ghana
6,079
3,820 - 9,899 -
195
123 - 318 -
Guinea
705
535 - 1,240 -
23
17 - 40 -
Mali
3,078
3,213 4,395 9,643 14,363
99
103 142 311 462
Namibia
572
503 559 1,535 1,780
18
16 18 49 57
Tanzania
4,592
4,339 2,745 11,825 6,646
148
140 88 380 214
USA
2,804
2,373 2,065 7,414 9,767
90
76 66 238 314
Zimbabwe
168
125 - 293 -
5
4 - 9 -
50,623
46,330
43,240
135,370
131,457
1,628
1,490
1,390
4,352
4,226
Quarter
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
September
June
September
September
September
2004
2004
2003
2004
2003
2004
2004
2003
2004
2003
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
SA Rand million
US Dollar million
5. Capital expenditure
1
South Africa
520
510 574 1,446 1,505
80
77 77 219 192
Argentina
21
27 34 63 60
3
4 4 10 8
Australia
50
45 38 140 88
8
7 5 21 11
Brazil
61
83 66 188 171
10
12 9 29 21
Ghana
105
65 - 171 -
16
10 - 26 -
Guinea
141
111 - 252 -
22
17 - 38 -
Mali
12
18 29 48 87
2
4 4 7 11
Namibia
12
101 7 118 16
2
15 1 18 2
Tanzania
15
19 22 40 54
2
3 3 6 7
USA
48
18 56 82 187
7
3 8 12 24
Zimbabwe
7
2 - 9 -
1
- - 1 -
Corporate
12
13 6 26 13
3
1 - 6 3
1,004
1,012
832
2,583
2,181
156
153
111
393
279
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
As at
As at
As at
As at
As at
As at
September
June
December
September
June
December
2004
2004
2003
2004
2004
2003
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Audited
6. Total assets South Africa
13,253
13,174 12,867
2,047
2,116 1,930
Argentina
1,934
1,811 2,035
299
291 305
Australia
4,271
3,898 4,457
660
626 668
Brazil
2,062
1,825 1,898
318
293 285
Ghana
11,545
10,997 -
1,783
1,766 -
Guinea
1,378
1,167 -
213
187 -
Mali
2,329
2,186 2,171
360
351 326
Namibia
219
200 200
34
32 30
Tanzania
7,148
6,960 2,586
1,104
1,118 388
USA
2,685
2,564 2,796
415
412 418
Zimbabwe
-
50 -
-
8 -
Corporate
2,515
3,430 3,392
386
550 510
49,339
48,262
32,402
7,619
7,750
4,860
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
SA Rand million
US Dollar million
kg
oz (000)
Quarterly Report September 2004 www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
SA Rand / US Dollar
Capital expenditure
1
- Rm
Capital expenditure
1
- $m
SOUTH AFRICA
520
510
1,446
1,505
80
77
219
192
Vaal River
Great Noligwa Mine
48 65 161 220 7 10 25 28
Kopanang Mine 58 61 165 176 9 9 25 22
Tau Lekoa Mine 41 40 115 83 6 6 17 11
Surface Operations 40 20 64 - 6 3 10 -
Moab Khotsong 119 110 344 361 19 17 52 46
Ergo
- - - - - - - -
West Wits
Mponeng Mine
103 98 290 375 16 15 44 48
Savuka Mine 12 15 41 111 2 2 6 14
TauTona Mine 99 101 266 179 15 15 40 23
ARGENTINA
21
27
63
60
3
4
10
8
Cerro Vanguardia - Attributable 92.50% 20 25 59 55 3 4 9 7
Minorities and exploration 1 2 4 5 - - 1 1
AUSTRALIA
50
45
140
88
8
7
21
11
Sunrise Dam 43 43 125 81 7 6 19 10
Minorities and exploration 7 2 15 7 1 1 2 1
BRAZIL
61
83
188
171
10
12
29
21
AngloGold Ashanti Brazil 51 55 140 135 8 8 21 17
Serra Grande - Attributable 50% 4 9 17 16 1 1 3 2
Minorities and exploration 6 19 31 20 1 3 5 2
GHANA
105
65
171
-
16
10
26
-
Bibiani 14 13 27 - 2 2 4 -
Iduapriem - Attributable 85% 8 3 11 - 1 1 2 -
Obuasi 83 48 131 - 13 7 20 -
Minorities and exploration - 1 2 - - - - -
GUINEA
141
111
252
-
22
17
38
-
Siguiri - Attributable 85% 120 94 214 - 19 14 33 -
Minorities and exploration 21 17 38 - 3 3 5 -
MALI
12
18
48
87
2
4
7
11
Morila - Attributable 40% - 1 5 29 - 1 1 4
Sadiola - Attributable 38% 9 12 28 18 1 2 4 2
Yatela - Attributable 40% 3 5 15 40 1 1 2 5
NAMIBIA
12
101
118
16
2
15
18
2
Navachab 12 101 118 16 2 15 18 2
TANZANIA
15
19
40
54
2
3
6
7
Geita - Attributable 100% May 2004 15 19 40 54 2 3 6 7
USA
48
18
82
187
7
3
12
24
Cripple Creek & Victor J.V. 48 18 82 167 7 3 12 21
Jerritt Canyon J.V. - Attributable 70% - - - 20 - - - 3
ZIMBABWE
7
2
9
-
1
-
1
-
Freda-Rebecca 7 2 9 - 1 - 1 -
OTHER
12
13
26
13
3
1
6
3
ANGLOGOLD ASHANTI
1,004
1,012
2,583
2,181
156
153
393
279
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA
24,495
24,233
72,067
76,393
Vaal River
Great Noligwa Mine
10.60 9.95 10.44 10.37 6,427 6,121 18,414 18,493
Kopanang Mine 6.96 7.35 7.42 6.96 3,707 3,821 11,279 11,582
Tau Lekoa Mine 3.80 4.17 3.88 4.31 2,184 2,509 6,788 7,518
Surface Operations 0.76 0.55 0.62 0.61 1,061 940 2,818 2,704
Ergo
0.24 0.23 0.24 0.20 1,645 1,855 5,419 4,716
West Wits
Mponeng Mine
8.65 7.80 8.30 8.99 3,657 3,266 10,157 11,820
Savuka Mine 6.36 5.87 6.07 5.83 1,340 1,162 3,601 4,521
TauTona Mine 10.49 10.88 11.14 12.05 4,474 4,559 13,591 15,020
Surface Operations - - - 0.88 - - - 19
ARGENTINA
1,894
1,449
4,440
4,687
Cerro Vanguardia - Attributable 92.50% 8.93 6.39 7.07 7.11 1,894 1,449 4,440 4,687
AUSTRALIA
3,496
3,008
9,207
10,390
Sunrise Dam 3.81 3.47 3.37 3.15 3,496 3,008 9,196 8,233
Union Reefs - - - 1.06 - - 11 2,157
BRAZIL
2,740
2,732
7,807
7,431
AngloGold Ashanti Brazil 7.96 7.48 7.63 6.38 1,998 2,003 5,636 5,192
Serra Grande - Attributable 50% 7.78 7.87 7.77 7.91 742 729 2,171 2,239
GHANA
6,079
3,820
9,899
-
Bibiani 2.10 1.79 1.97 - 1,417 788 2,205 -
Iduapriem - Attributable 85% 1.83 1.48 1.72 - 1,706 838 2,544 -
Obuasi 3.25 3.18 3.22 - 2,956 2,194 5,150 -
GUINEA
705
535
1,240
-
Siguiri - Attributable 85% 1.14 1.12 1.13 - 705 535 1,240 -
MALI
3,078
3,213
9,643
14,363
Morila - Attributable 40% 3.40 3.06 3.53 8.66 1,143 1,058 3,533 8,391
Sadiola - Attributable 38% 2.36 2.82 2.76 2.67 1,196 1,386 3,967 3,774
Yatela - Attributable 40% 3.61 3.61 3.60 2.88 739 769 2,143 2,198
NAMIBIA
572
503
1,535
1,780
Navachab 1.56 1.46 1.52 1.79 572 503 1,535 1,780
TANZANIA
4,592
4,339
11,825
6,646
Geita - Attributable 100% May 2004 3.42 3.46 3.57 3.07 4,592 4,339 11,825 6,646
USA
2,804
2,373
7,414
9,767
Cripple Creek & Victor J.V. 0.57 0.59 0.61 0.33 2,804 2,373 7,414 6,456
Jerritt Canyon J.V. - Attributable 70% - - - 7.15 - - - 3,311
ZIMBABWE
168
125
293
-
Freda-Rebecca 1.70 1.60 1.66 - 168 125 293 -
ANGLOGOLD ASHANTI
50,623
46,330
135,370
131,457
Underground Operations 7.40 7.43 7.62 7.96 26,907 25,794 75,471 79,213
Surface and Dump Reclamation 0.35 0.29 0.31 0.27 2,921 2,963 8,621 7,484
Open-pit Operations 2.97 2.92 3.05 3.29 16,200 13,635 39,773 35,789
Heap leach Operations
2
0.78 0.84 0.82 0.83 4,595 3,938 11,505 8,971
50,623
46,330
135,370
131,457
1
Yield excludes surface operations. Attributable production at Moab Khotsong yielded 184 kilograms which will be capitalised against pre-production costs
2
The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA
260
256
252
212
24,504
24,213
72,048
76,368
Vaal River
Great Noligwa Mine
309 286 283 219 6,428 6,117 18,409 18,491
Kopanang Mine 222 230 225 172 3,708 3,817 11,275 11,582
Tau Lekoa Mine 175 201 183 173 2,185 2,506 6,786 7,516
Surface Operations 1,123 952 951 656 1,061 939 2,817 2,703
Ergo
291 330 321 267 1,645 1,855 5,417 4,716
West Wits
Mponeng Mine
260 231 239 242 3,660 3,263 10,156 11,814
Savuka Mine 142 123 125 105 1,341 1,161 3,600 4,511
TauTona Mine 319 324 319 296 4,476 4,555 13,588 15,016
Surface Operations - - - - - - - 19
ARGENTINA
994
814
818
1,057
1,865
1,438
4,518
4,791
Cerro Vanguardia
- Attributable 92.50%
994 814 818 1,057 1,865 1,438 4,518 4,791
AUSTRALIA
2,915
2,391
2,483
2,308
3,511
3,011
9,229
10,399
Sunrise Dam 3,289 2,827 2,880 2,952 3,511 3,010 9,217 8,222
Union Reefs - - 123 1,654 - 1 12 2,177
BRAZIL
604
687
551
451
2,760
2,703
7,835
7,406
AngloGold Ashanti Brazil 639 640 600 442 2,002 2,014 5,661 5,229
Serra Grande
- Attributable 50%
1,053 861 910 948 758 689 2,174 2,177
GHANA
303
303
303
-
6,106
3,800
9,906
-
Bibiani 677 1,024 770 - 1,417 788 2,205 -
Iduapriem - Attributable 85% 737 609 689 - 1,706 845 2,551 -
Obuasi 189 210 197 - 2,983 2,167 5,150 -
GUINEA
242
273
255
-
1,391
-
1,391
-
Siguiri
- Attributable 85%
242 273 255 - 1,391 - 1,391 -
MALI
1,358
1,380
1,393
2,312
3,026
3,344
9,616
14,323
Morila - Attributable 40% 1,367 1,353 1,504 3,983 1,067 1,089 3,443 8,348
Sadiola - Attributable 38% 1,767 1,967 1,882 1,847 1,220 1,375 3,989 3,772
Yatela - Attributable 40% 981 914 869 1,065 739 880 2,184 2,203
NAMIBIA
731
783
747
512
588
538
1,586
1,685
Navachab 731 783 747 512 588 538 1,586 1,685
TANZANIA
1,129
1,159
1,185
1,119
4,790
3,949
11,635
6,646
Geita - Attributable 100% May 2004 1,129 1,159 1,185 1,119 4,790 3,949 11,635 6,646
USA
2,980
2,513
2,625
2,085
2,802
2,375
7,483
9,767
Cripple Creek & Victor J.V. 2,980 2,513 2,625 2,196 2,802 2,375 7,483 6,456
Jerritt Canyon J.V. - Attributable 70% - - - 1,899 - - - 3,311
ZIMBABWE
114
83
98
-
168
125
293
-
Freda-Rebecca 114 83 98 - 168 125 293 -
ANGLOGOLD ASHANTI
367
356
356
229
51,511
45,495
135,540
131,385
Quarterly Report September 2004 www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
SA Rand / Metric
Total cash costs
1
- R/kg
Total production costs
1
- R/kg
SOUTH AFRICA
60,687
59,016
60,447
54,616
69,905
68,085
69,777
61,659
Vaal River
Great Noligwa Mine
47,641
47,340
48,609
47,118
52,938
52,764
54,288
51,698
Kopanang Mine
61,912
55,814
59,146
53,598
68,664
62,249
65,797
59,513
Tau Lekoa Mine
83,134
67,030
76,152
62,239
95,789
78,451
88,236
68,102
Surface Operations
45,233
49,274
49,388
47,657
45,233
49,274
49,388
47,669
Ergo
79,848
82,869
81,258
86,239
88,536
89,777
89,012
93,242
West Wits
Mponeng Mine
64,344
68,486
66,931
51,682
77,390
81,698
79,869
62,893
Savuka Mine
92,197
97,928
95,864
97,008
105,703
115,465
114,076
107,789
TauTona Mine
51,642
48,572
49,486
41,684
64,828
61,076
62,126
50,113
Surface Operations
-
-
-
60,686
-
-
-
60,686
ARGENTINA
29,825
39,673
35,685
36,433
51,374
68,938
62,758
65,177
Cerro Vanguardia
 - Attributable 92.50%
29,780
39,673
35,561
36,433
51,210
68,938
62,479
65,177
AUSTRALIA
49,472
56,053
55,508
61,414
62,905
70,305
69,838
75,758
Sunrise Dam
47,223
53,942
53,040
56,934
59,743
67,013
66,310
73,026
BRAZIL
26,195
27,087
27,353
32,036
36,780
37,285
38,328
46,453
AngloGold Ashanti Brazil
26,689
27,300
27,935
34,824
37,606
37,993
39,184
49,424
Serra Grande - Attributable 50%
27,961
26,504
27,525
25,570
36,727
35,340
36,703
39,561
GHANA
55,621
60,284
57,768
-
77,956
84,018
80,935
-
Bibiani
48,201
50,177
48,907
-
71,190
75,617
72,773
-
Iduapriem - Attributable 85%
51,750
65,545
57,646
-
70,431
84,258
77,476
-
Obuasi
61,411
61,905
61,622
-
85,541
86,944
86,139
-
GUINEA
103,589
82,013
94,288
-
117,083
109,599
114,150
-
Siguiri - Attributable 85%
103,589
82,013
94,288
-
117,083
109,599
114,150
-
MALI
50,334
49,833
46,725
35,624
66,390
65,422
62,652
52,086
Morila - Attributable 40%
51,129
50,383
44,577
23,779
71,095
72,640
65,470
39,904
Sadiola - Attributable 38%
54,745
49,087
50,057
51,464
66,988
61,607
62,619
67,215
Yatela - Attributable 40%
48,110
50,423
52,332
53,651
64,171
62,370
66,159
72,618
NAMIBIA
61,773
67,876
64,885
63,000
71,690
76,372
72,770
65,861
Navachab
61,773
67,876
64,885
63,000
71,690
76,372
72,770
65,861
TANZANIA
60,159
48,015
51,060
52,318
77,414
64,139
66,095
62,111
Geita - Attributable 100% May 2004
60,159
48,015
51,060
52,318
77,414
64,139
66,095
62,111
USA
45,652
44,915
45,673
57,456
63,060
58,443
62,446
84,398
Cripple Creek & Victor J.V.
44,691
44,081
44,682
49,537
62,099
57,610
61,455
77,843
Jerritt Canyon J.V. - Attributable 70%
-
-
-
69,686
-
-
-
94,657
ZIMBABWE
80,110
95,120
86,529
-
126,732
115,258
121,825
-
Freda-Rebecca
80,110
95,120
86,529
-
126,732
115,258
121,825
-
ANGLOGOLD ASHANTI
55,744
55,162
55,727
52,206
69,582
68,659
69,166
63,716
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
SA Rand
Cash operating profit - Rm
1
Adjusted operating profit - Rm
2
SOUTH AFRICA
509
483
1,659
2,142
321
305
1,131
1,881
Vaal River
Great Noligwa Mine
212
190
634
722
185
166
561
673
Kopanang Mine
78
89
285
309
56
69
223
272
Tau Lekoa Mine
2
33
53
154
(22)
6
(19)
128
Surface Operations
38
33
100
118
38
33
100
118
Ergo
(11)
(14)
(18)
(20)
(11)
(14)
(18)
(23)
West Wits
Mponeng Mine
65
39
180
348
19
(1)
56
248
Savuka Mine
(18)
(28)
(61)
(86)
(30)
(41)
(100)
(96)
TauTona Mine
143
141
486
597
86
87
328
561
ARGENTINA
97
56
211
268
57
14
93
136
Cerro Vanguardia - Attributable 92.50%
97
56
211
268
57
14
93
136
AUSTRALIA
123
154
383
300
81
117
267
171
Sunrise Dam
124
156
389
267
82
119
273
140
Union Reefs
(1)
(2)
(6)
33
(1)
(2)
(6)
31
BRAZIL
139
152
400
438
111
125
317
337
AngloGold Ashanti Brazil
104
113
292
294
82
92
229
223
Serra Grande - Attributable 50%
35
39
108
144
29
33
88
114
GHANA
95
50
145
-
1
-
1
-
Bibiani
41
17
58
-
11
-
11
-
Iduapriem - Attributable 85%
30
6
36
-
12
2
14
-
Obuasi
24
27
51
-
(22)
(2)
(24)
-
GUINEA
(13)
(16)
(29)
-
(10)
(13)
(23)
-
Siguiri - Attributable 85%
(13)
(16)
(29)
-
(10)
(13)
(23)
-
MALI
80
94
307
734
34
48
165
508
Morila - Attributable 40%
22
25
108
515
1
3
39
383
Sadiola - Attributable 38%
33
44
135
144
19
28
88
88
Yatela - Attributable 40%
25
25
64
75
14
17
38
37
NAMIBIA
12
9
30
54
6
5
19
49
Navachab
12
9
30
54
6
5
19
49
TANZANIA
46
89
235
176
(2)
45
116
116
Geita - Attributable 100% May 2004
46
89
235
176
(2)
45
116
116
USA
79
87
247
311
13
27
47
19
Cripple Creek & Victor J.V.
79
87
247
270
13
27
47
55
Jerritt Canyon J.V. - Attributable 70%
-
-
-
41
-
-
-
(36)
ZIMBABWE
2
(2)
-
-
(5)
(4)
(9)
-
Freda-Rebecca
2
(2)
-
-
(5)
(4)
(9)
-
OTHER
54
66
187
165
24
33
92
86
ANGLOGOLD ASHANTI
1,223
1,222
3,775
4,588
631
702
2,216
3,303
1
Adjusted operating profit plus amortisation of mining assets less non-cash revenues.
2
Operating profit excluding unrealised non-hedge derivatives.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
Imperial
Yield - oz/t
Gold produced - oz (000)
SOUTH AFRICA
789
779
2,317
2,455
Vaal River
Great Noligwa Mine
0.309 0.290 0.304 0.302 207 196 592 594
Kopanang Mine 0.203 0.214 0.216 0.203 119 122 363 372
Tau Lekoa Mine 0.111 0.122 0.113 0.126 70 81 218 242
Surface Operations 0.022 0.016 0.018 0.018 35 31 90 87
Ergo
0.007 0.007 0.007 0.006 53 59 174 152
West Wits
Mponeng Mine
0.252 0.227 0.242 0.262 118 105 327 380
Savuka Mine 0.186 0.171 0.177 0.170 43 38 116 145
TauTona Mine 0.306 0.317 0.325 0.351 144 147 437 483
ARGENTINA
61
47
143
151
Cerro Vanguardia - Attributable 92.50% 0.261 0.186 0.206 0.207 61 47 143 151
AUSTRALIA
112
97
296
334
Sunrise Dam 0.111 0.101 0.098 0.092 112 97 296 265
Union Reefs - - - 0.031 - - - 69
BRAZIL
88
88
251
239
AngloGold Ashanti Brazil 0.232 0.218 0.223 0.187 64 65 181 167
Serra Grande - Attributable 50% 0.227 0.230 0.227 0.231 24 23 70 72
GHANA
195
123
318
-
Bibiani 0.061 0.052 0.058 - 46 25 71 -
Iduapriem - Attributable 85% 0.053 0.043 0.050 - 55 27 82 -
Obuasi 0.095 0.093 0.094 - 94 71 165 -
GUINEA
23
17
40
-
Siguiri - Attributable 85% 0.033 0.033 0.033 - 23 17 40 -
MALI
99
103
311
462
Morila - Attributable 40% 0.099 0.089 0.103 0.252 37 34 114 270
Sadiola - Attributable 38% 0.069 0.082 0.080 0.078 38 44 128 121
Yatela - Attributable 40% 0.105 0.105 0.105 0.084 24 25 69 71
NAMIBIA
18
16
49
57
Navachab 0.046 0.042 0.044 0.052 18 16 49 57
TANZANIA
148
140
380
214
Geita - Attributable 100% May 2004 0.100 0.101 0.104 0.090 148 140 380 214
USA
90
76
238
314
Cripple Creek & Victor J.V. 0.017 0.017 0.018 0.020 90 76 238 207
Jerritt Canyon J.V. - Attributable 70% - - - 0.216 - - - 107
ZIMBABWE
5
4
9
-
Freda-Rebecca 0.050 0.047 0.048 - 5 4 9 -
ANGLOGOLD ASHANTI
1,628
1,490
4,352
4,226
Underground Operations 0.216 0.217 0.222 0.232 865 830 2,426 2,547
Surface and Dump Reclamation 0.010 0.009 0.009 0.008 94 95 277 240
Open-pit Operations 0.087 0.085 0.089 0.041 521 439 1,279 1,151
Heap leach Operations
2
0.023 0.024 0.024 0.024 148 126 370 288
1,628
1,490
4,352
4,226
1
Yield excludes surface operations. Attributable production at Moab Khotsong yielded 5,900 ounces which will be capitalised against pre-production costs
2
The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
Imperial
Productivity per employee - oz
Gold sold - oz (000)
SOUTH AFRICA
8.37
8.23
8.10
6.83
788
778
2,317
2,456
Vaal River
Great Noligwa Mine
9.94 9.21 9.10 7.03 207 196 592 594
Kopanang Mine 7.14 7.41 7.23 5.53 119 122 363 372
Tau Lekoa Mine 5.61 6.46 5.88 5.56 70 81 218 242
Surface Operations 36.11 30.61 30.58 21.11 34 30 90 87
Ergo
9.37 10.61 10.32 8.60 53 59 174 152
West Wits
Mponeng Mine
8.37 7.44 7.70 7.79 118 105 327 380
Savuka Mine 4.55 3.97 4.02 3.39 43 38 116 145
TauTona Mine 10.25 10.41 10.26 9.52 144 146 437 483
Surface Operations - - - - - - - 1
ARGENTINA
31.95
26.18
26.29
33.97
60
46
145
154
Cerro Vanguardia - Attributable 92.50% 31.95 26.18 26.29 33.97 60 46 145 154
AUSTRALIA
93.72
76.86
79.85
74.19
113
97
296
334
Sunrise Dam 105.74 90.88 92.60 94.91 113 97 296 264
Union Reefs - - - 53.19 - - - 70
BRAZIL
19.42
22.09
17.72
14.50
88
87
252
238
AngloGold Ashanti Brazil 20.53 20.58 19.29 14.20 64 65 182 168
Serra Grande - Attributable 50% 33.87 27.67 29.26 30.48 24 22 70 70
GHANA
9.73
9.75
9.74
-
197
122
319
-
Bibiani 21.75 32.92 24.76 - 46 25 71 -
Iduapriem - Attributable 85% 23.70 19.59 22.17 - 55 27 82 -
Obuasi 6.06 6.75 6.34 - 96 70 166 -
GUINEA
7.79
8.78
8.19
-
45
-
45
-
Siguiri - Attributable 85% 7.79 8.78 8.19 - 45 - 45 -
MALI
43.66
44.37
44.79
74.32
97
108
309
460
Morila - Attributable 40% 43.95 43.51 48.36 128.04 34 35 111 268
Sadiola - Attributable 38% 56.80 63.24 60.50 59.39 39 44 128 121
Yatela - Attributable 40% 31.54 29.38 27.95 34.25 24 28 70 71
NAMIBIA
23.49
25.19
24.03
16.46
19
17
51
54
Navachab 23.49 25.19 24.03 16.46 19 17 51 54
TANZANIA
36.31
37.26
38.09
35.99
154
127
374
214
Geita - Attributable 100% May 2004 36.31 37.26 38.09 35.99 154 127 374 214
USA
95.82
80.80
84.41
67.05
90
76
241
314
Cripple Creek & Victor J.V. 95.82 80.80 84.41 70.59 90 76 241 208
Jerritt Canyon J.V. - Attributable 70% - - - 61.07 - - - 106
ZIMBABWE
3.66
2.67
3.16
-
5
4
9
-
Freda-Rebecca 3.66 2.67 3.16 - 5 4 9 -
ANGLOGOLD ASHANTI
11.79
11.46
11.46
8.04
1,656
1,463
4,358
4,224
Quarterly Report September 2004 www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
US Dollar / Imperial
Total cash costs
1
- $/oz
Total production costs
1
- $/oz
SOUTH AFRICA
297
279
286
218
342
321
331
246
Vaal River
Great Noligwa Mine
233
223
230
189
259
249
257
207
Kopanang Mine
303
263
280
214
335
294
312
238
Tau Lekoa Mine
406
316
361
249
468
370
418
272
Surface Operations
221
232
234
190
221
232
234
190
Ergo
391
391
384
344
433
424
421
372
West Wits
Mponeng Mine
314
323
317
207
378
386
379
251
Savuka Mine
451
462
454
387
516
545
540
430
TauTona Mine
253
229
234
166
317
289
294
200
Surface Operations
-
-
-
248
-
-
-
248
ARGENTINA
146
187
169
145
251
325
297
259
Cerro Vanguardia - Attributable 92.50%
145
187
169
145
250
325
296
259
AUSTRALIA
242
265
263
244
307
332
331
301
Sunrise Dam
231
255
251
227
292
317
314
291
BRAZIL
128
128
129
128
179
176
181
185
AngloGold Ashanti Brazil
130
129
132
139
183
179
186
197
Serra Grande - Attributable 50%
136
125
130
102
179
167
174
158
GHANA
271
288
278
-
381
400
390
-
Bibiani
235
237
236
-
347
358
351
-
Iduapriem - Attributable 85%
252
309
277
-
343
397
373
-
Obuasi
300
292
296
-
418
410
414
-
GUINEA
504
386
453
-
571
516
548
-
Siguiri - Attributable 85%
504
386
453
-
571
516
548
-
MALI
245
235
221
142
323
309
297
208
Morila - Attributable 40%
248
238
211
95
346
344
310
159
Sadiola - Attributable 38%
267
232
237
205
327
291
297
267
Yatela - Attributable 40%
233
238
247
214
312
295
313
290
NAMIBIA
301
320
308
252
350
360
345
263
Navachab
301
320
308
252
350
360
345
263
TANZANIA
294
226
244
209
378
302
315
248
Geita - Attributable 100% May 2004
294
226
244
209
378
302
315
248
USA
223
212
217
226
308
276
296
332
Cripple Creek & Victor J.V.
218
208
212
197
303
272
291
310
Jerritt Canyon J.V. - Attributable 70%
-
-
-
270
-
-
-
366
ZIMBABWE
394
447
417
-
623
543
589
-
Freda-Rebecca
394
447
417
-
623
543
589
-
ANGLOGOLD ASHANTI
272
260
265
208
340
324
328
254
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
US Dollar
Cash operating profit - $m
1
Adjusted operating profit - $m
2
SOUTH AFRICA
78
73
254
274
49
46
174
241
Vaal River
Great Noligwa Mine
33 30 97 93 29 26 86 87
Kopanang Mine 12 13 43 40 9 10 34 35
Tau Lekoa Mine - 4 9 19 (4) 1 (2) 16
Surface Operations 6 5 16 15 6 5 16 15
Ergo
(2) (2) (2) (3) (2) (2) (2) (3)
West Wits
Mponeng Mine
10 6 27 45 3 - 8 32
Savuka Mine (3) (4) (10) (12) (5) (7) (16) (13)
TauTona Mine 22 21 74 77 13 13 50 72
Surface Operations - - - - - - - -
ARGENTINA
16
10
33
34
9
3
15
17
Cerro Vanguardia - Attributable 92.50% 16 10 33 34 9 3 15 17
AUSTRALIA
19
23
59
37
13
18
41
21
Sunrise Dam 19 23 60 33 13 18 42 17
Union Reefs - - (1) 4 - - (1) 4
BRAZIL
22
23
61
55
18
19
49
42
AngloGold Ashanti Brazil 16 17 44 37 13 14 35 28
Serra Grande - Attributable 50% 6 6 17 18 5 5 14 14
GHANA
15
7
22
-
-
-
-
-
Bibiani 7 3 10 - 2 - 2 -
Iduapriem - Attributable 85% 5 - 5 - 2 - 2 -
Obuasi 3 4 7 - (4) - (4) -
GUINEA
(2)
(2)
(4)
-
(1)
(2)
(3)
-
Siguiri - Attributable 85% (2) (2) (4) - (1) (2) (3) -
MALI
13
14
47
94
5
8
25
65
Morila - Attributable 40% 3 4 17 66 - 1 6 49
Sadiola - Attributable 38% 6 6 20 18 3 4 13 11
Yatela - Attributable 40% 4 4 10 10 2 3 6 5
NAMIBIA
1
2
5
7
1
1
3
6
Navachab 1 2 5 7 1 1 3 6
TANZANIA
8
14
36
23
-
8
17
15
Geita - Attributable 100% May 2004 8 14 36 23 - 8 17 15
USA
12
13
37
40
2
4
7
2
Cripple Creek & Victor J.V. 12 13 37 35 2 4 7 7
Jerritt Canyon J.V. - Attributable 70% - - - 5 - - - (5)
ZIMBABWE
1
(1)
-
-
-
(1)
(1)
-
Freda-Rebecca 1 (1) - - - (1) (1) -
OTHER
8
11
25
22
2
4
10
13
ANGLOGOLD ASHANTI
191
187
575
586
98
108
337
422
1
Adjusted operating profit plus amortisation of mining assets less non-cash revenues.
2
Operating profit excluding unrealised non-hedge derivatives.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Development
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended September 2004
Statistics are shown in metric units
Advance
Sampled
metres
metres
channel
gold
uranium
width cm
g/t
cm.g/t
kg/t
cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
3,952 382 117.4 18.03 2,117 0.88 103.50
"C" reef - - - - - - -
Kopanang Mine
Vaal reef
6,515 1,086 13.0 227.00 2,951 4.15 53.90
"C" reef - - - - - - -
Tau Lekoa Mine
Ventersdorp Contact reef
4,428 1,072 81.5 9.62 784 0.10 7.99
Moab Khotsong Mine
Vaal reef
3,400 44 117.5 22.77 2,675 0.03 3.00
WEST WITS
TauTona Mine
Ventersdorp Contact reef
124 - - - - - -
Carbon Leader reef 4,965 62 23.3 101.16 2,357 - -
Savuka Mine
Ventersdorp Contact reef
505 - - - - - -
Carbon Leader reef 740 184 30.1 96.54 2,906 - -
Mponeng Mine
Ventersdorp Contact reef
5,311 1,136 79.5 33.58 2,670 - -
Statistics are shown in imperial units
Advance
Sampled
feet
feet
channel
gold
uranium
width inches
oz/t
ft.oz/t
lb/t
ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
12,966 1,253 46.22 0.53 2.04 1.76 6.78
"C" reef - - - - - - -
Kopanang Mine
Vaal reef
21,375 3,563 5.12 6.62 2.82 8.30 3.54
"C" reef - - - - - - -
Tau Lekoa Mine
Ventersdorp Contact reef
14,528 3,517 32.09 0.28 0.75 0.20 0.53
Moab Khotsong Mine
Vaal reef
11,155 144 46.26 0.66 2.56 0.06 0.23
WEST WITS
TauTona Mine
Ventersdorp Contact reef
407 - - - - - -
Carbon Leader reef 16,291 203 9.17 2.95 2.25 - -
Savuka Mine
Ventersdorp Contact reef
1,658 - - - - - -
Carbon Leader reef 2,427 604 11.85 2.82 2.78 - -
Mponeng Mine
Ventersdorp Contact reef
17,425 3,727 31.30 0.98 2.56 - -
Quarterly Report September 2004 www.AngloGoldAshanti.com

South Africa
VAAL RIVER
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION Area mined
- 000 m² / - 000 ft² 111 105 315 312 1,197 1,125 3,391 3,357
Milled - 000 tonnes / - 000 tons 606 615 1,764 1,784 668 678 1,945 1,966
Yield - g / t / - oz / t 10.60 9.95 10.44 10.37 0.309 0.290 0.304 0.302
Gold produced - kg / - oz (000) 6,427 6,121 18,414 18,493 207 196 592 594
Gold sold - kg / - oz (000) 6,428 6,117 18,409 18,491 207 196 592 594
Price received - R / kg / - $ / oz - sold 84,210 82,152 85,949 91,339 410 389 407 366
Total cash costs
1
- R / - $ - ton milled 505 471 507 488 72 65 70 57
- R / kg / - $ / oz - produced 47,641 47,340 48,609 47,118 233 223 230 189
Total production costs
1
- R / kg / - $ / oz - produced 52,938 52,764 54,288 51,698 259 249 257 207
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 312 295 286 273 10.02 9.48 9.20 8.79
Actual - g / - oz 309 286 283 219 9.94 9.21 9.10 7.03
Target - m² / - ft² 5.06 4.80 4.73 4.02 54.51 51.63 50.87 43.29
Actual - m² / - ft² 5.35 4.89 4.84 3.69 57.59 52.63 52.10 39.68
FINANCIAL RESULTS (MILLION)
Gold income
508 481 1,491 1,597 80 73 227 205
Cost of sales 357 337 1,021 1,015 56 51 155 130
Cash operating costs 303 287 886 978 48 43 135 126
Other cash costs 3 3 9 8 - 1 1 1
Total cash costs 306 290 895 986 48 44 136 127
Retrenchment costs 3 3 13 1 - 1 2 -
Rehabilitation and other non-cash costs 5 6 19 9 1 1 3 1
Production costs 314 299 927 996 49 46 141 128
Amortisation of mining assets 27 24 73 49 4 4 11 6
Inventory change 16 14 21 (30) 3 1 3 (4)
151 144 470 582 24 22 72 75
Realised non-hedge derivatives 34 22 91 91 5 4 14 12
Adjusted operating profit 185 166 561 673 29 26 86 87
Capital expenditure
1
48 65 161 220 7 10 25 28
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
Quarterly Report September 2004 www.AngloGoldAshanti.com

South Africa
VAAL RIVER
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION Area mined
- 000 m² / - 000 ft² 118 121 351 361 1,269 1,301 3,780 3,885
Milled - 000 tonnes / - 000 tons 533 520 1,520 1,664 588 573 1,676 1,834
Yield - g / t / - oz / t 6.96 7.35 7.42 6.96 0.203 0.214 0.216 0.203
Gold produced - kg / - oz (000) 3,707 3,821 11,279 11,582 119 122 363 372
Gold sold - kg / - oz (000) 3,708 3,817 11,275 11,582 119 122 363 372
Price received - R / kg / - $ / oz - sold 83,764 82,361 85,860 91,475 408 390 407 365
Total cash costs
1
- R / - $ - ton milled 431 410 439 373 61 56 61 43
- R / kg / - $ / oz - produced 61,912 55,814 59,146 53,598 303 263 280 214
Total production costs
1
- R / kg / - $ / oz - produced 68,664 62,249 65,797 59,513 335 294 312 238
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 211 212 210 177 6.79 6.80 6.76 5.69
Actual - g / - oz 222 230 225 172 7.14 7.41 7.23 5.53
Target - m² / - ft² 6.69 6.71 6.64 5.35 72.03 72.23 71.51 57.54
Actual - m² / - ft² 7.06 7.29 7.00 5.36 76.00 78.42 75.38 57.65
FINANCIAL RESULTS (MILLION)
Gold income
293 300 915 1,004 46 45 139 129
Cost of sales 254 246 745 787 39 37 113 101
Cash operating costs 227 211 660 736 36 32 100 94
Other cash costs 2 3 7 7 - 1 1 1
Total cash costs 229 214 667 743 36 33 101 95
Retrenchment costs - - 2 1 - - - -
Rehabilitation and other non-cash costs 3 4 10 5 - - 2 1
Production costs 232 218 679 749 36 33 103 96
Amortisation of mining assets 22 20 62 37 3 3 9 5
Inventory change - 8 4 1 - 1 1 -
39 54 170 217 7 8 26 28
Realised non-hedge derivatives 17 15 53 55 2 2 8 7
Adjusted operating profit 56 69 223 272 9 10 34 35
Capital expenditure
1
58 61 165 176 9 9 25 22
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
Quarterly Report September 2004 www.AngloGoldAshanti.com

South Africa
VAAL RIVER
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 107 109 322 312 1,151 1,169 3,461 3,361
Milled - 000 tonnes / - 000 tons 575 602 1,751 1,746 634 664 1,931 1,925
Yield - g / t / - oz / t 3.80 4.17 3.88 4.31 0.111 0.122 0.113 0.126
Gold produced - kg / - oz (000) 2,184 2,509 6,788 7,518 70 81 218 242
Gold sold - kg / - oz (000) 2,185 2,506 6,786 7,516 70 81 218 242
Price received - R / kg / - $ / oz - sold 83,544 82,373 85,708 91,375 408 390 406 364
Total cash costs
1
- R / - $ - ton milled 316 279 295 268 45 38 41 31
- R / kg / - $ / oz - produced 83,134 67,030 76,152 62,239 406 316 361 249
Total production costs
1
- R / kg / - $ / oz - produced 95,789 78,451 88,236 68,102 468 370 418 272
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 222 221 219 176 7.15 7.12 7.03 5.67
Actual - g / - oz 175 201 183 173 5.61 6.46 5.88 5.56
Target - m² / - ft² 9.21 9.24 9.10 7.43 99.08 99.47 97.93 80.00
Actual - m² / - ft² 8.55 8.70 8.66 7.19 91.98 93.63 93.23 77.34
FINANCIAL RESULTS (MILLION)
Gold income
172 198 550 650 27 30 84 83
Cost of sales 205 201 601 558 32 30 91 71
Cash operating costs 180 166 512 519 29 25 78 67
Other cash costs 2 1 5 4 - - 1 1
Total cash costs 182 167 517 523 29 25 79 68
Retrenchment costs 1 1 3 2 - - - -
Rehabilitation and other non-cash costs 2 3 7 3 - 1 1 -
Production costs 185 171 527 528 29 26 80 68
Amortisation of mining assets 24 27 72 26 4 3 11 3
Inventory change (4) 3 2 4 (1) 1 - -
(33) (3) (51) 92 (5) - (7) 12
Realised non-hedge derivatives 11 9 32 36 1 1 5 4
Adjusted operating profit (22) 6 (19) 128 (4) 1 (2) 16
Capital expenditure
1
41 40 115 83 6 6 17 11
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
Quarterly Report September 2004 www.AngloGoldAshanti.com

South Africa
VAAL RIVER
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS Milled
- 000 tonnes / - 000 tons 1,387 1,720 4,539 4,427 1,529 1,896 5,004 4,880
Yield - g / t / - oz / t 0.76 0.55 0.62 0.61 0.022 0.016 0.018 0.018
Gold produced - kg / - oz (000) 1,061 940 2,818 2,704 35 31 90 87
Gold sold - kg / - oz (000) 1,061 939 2,817 2,703 34 30 90 87
Price received - R / kg / - $ / oz - sold 83,173 82,425 85,131 91,415 406 391 404 363
Total cash costs - R / - $ - ton milled 35 27 31 29 5 4 4 3
- R / kg / - $ / oz - produced 45,233 49,274 49,388 47,657 221 232 234 190
Total production costs - R / kg / - $ / oz - produced 45,233 49,274 49,388 47,669 221 232 234 190
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 784 726 677 322 25.19 23.33 21.77 10.34
Actual - g / - oz 1,123 952 951 656 36.11 30.61 30.58 21.11
FINANCIAL RESULTS (MILLION)
Gold income
84 74 227 235 13 12 35 30
Cost of sales 50 44 139 129 8 7 21 16
Cash operating costs 48 46 139 129 8 7 21 16
Other cash costs - - - - - - - -
Total cash costs 48 46 139 129 8 7 21 16
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 48 46 139 129 8 7 21 16
Amortisation of mining assets - - - - - - - -
Inventory change 2 (2) - - - - - -
34 30 88 106 5 5 14 14
Realised non-hedge derivatives 4 3 12 12 1 - 2 1
Adjusted operating profit 38 33 100 118 6 5 16 15
Capital expenditure 40 20 64 - 6 3 10 -
Quarterly Report September 2004 www.AngloGoldAshanti.com

South Africa
ERGO
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
ERGO
Rand / Metric
Dollar / Imperial
SURFACE AND DUMP RECLAMATION
Material treated
- 000 tonnes / - 000 tons 6,770 8,173 22,645 23,307 7,462 9,010 24,961 25,691
Yield - g / t / - oz / t 0.24 0.23 0.24 0.20 0.007 0.007 0.007 0.006
Gold produced - kg / - oz (000) 1,645 1,855 5,419 4,716 53 59 174 152
Gold sold - kg / - oz (000) 1,645 1,855 5,417 4,716 53 59 174 152
Price received - R / kg / - $ / oz - sold 83,658 81,990 85,821 87,624 409 389 407 347
Total cash costs - R / - $ - ton treated 19 19 19 17 3 3 3 2
- R / kg / - $ / oz - produced 79,848 82,869 81,258 86,239 391 391 384 344
Total production costs - R / kg / - $ / oz - produced 88,536 89,777 89,012 93,242 433 424 421 372
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 236 274 262 275 7.59 8.82 8.43 8.85
Actual - g / - oz 291 330 321 267 9.37 10.61 10.32 8.60
FINANCIAL RESULTS (MILLION)
Gold income
129 145 439 408 20 22 67 52
Cost of sales 149 166 483 436 24 25 73 55
Cash operating costs 131 153 438 405 21 23 67 52
Other cash costs 1 1 2 2 - - - -
Total cash costs 132 154 440 407 21 23 67 52
Retrenchment costs 1 - 2 1 - - - -
Rehabilitation and other non-cash costs 13 13 40 29 2 2 6 4
Production costs 146 167 482 437 23 25 73 56
Amortisation of mining assets - - - 3 - - - -
Inventory change 3 (1) 1 (4) 1 - - (1)
(20) (21) (44) (28) (4) (3) (6) (3)
Realised non-hedge derivatives 9 7 26 5 2 1 4 -
Adjusted operating profit (11) (14) (18) (23) (2) (2) (2) (3)
Capital expenditure - - - - - - - -
Quarterly Report September 2004 www.AngloGoldAshanti.com

South Africa
WEST WITS
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 84 80 236 253 905 864 2,540 2,719
Milled - 000 tonnes / - 000 tons 423 419 1,224 1,315 466 462 1,349 1,449
Yield - g / t / - oz / t 8.65 7.80 8.30 8.99 0.252 0.227 0.242 0.262
Gold produced - kg / - oz (000) 3,657 3,266 10,157 11,820 118 105 327 380
Gold sold - kg / - oz (000) 3,660 3,263 10,156 11,814 118 105 327 380
Price received - R / kg / - $ / oz - sold 83,588 81,991 85,590 88,380 408 388 406 352
Total cash costs
1
- R / - $ - ton milled 557 534 555 465 79 74 77 54
- R / kg / - $ / oz - produced 64,344 68,486 66,931 51,682 314 323 317 207
Total production costs
1
- R / kg / - $ / oz - produced 77,390 81,698 79,869 62,893 378 386 379 251
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 240 232 232 190 7.71 7.45 7.45 6.10
Actual - g / - oz 260 231 239 242 8.37 7.44 7.70 7.79
Target - m² / - ft² 5.81 5.66 5.51 4.55 62.59 60.90 59.26 48.96
Actual - m² / - ft² 5.98 5.68 5.56 5.18 64.41 61.18 59.88 55.77
FINANCIAL RESULTS (MILLION)
Gold income
289 256 823 1,023 45 39 125 131
Cost of sales 287 268 813 796 45 41 124 102
Cash operating costs 233 222 673 683 37 33 103 88
Other cash costs 2 2 7 6 - - 1 1
Total cash costs 235 224 680 689 37 33 104 89
Retrenchment costs - 1 2 2 - - - -
Rehabilitation and other non-cash costs 2 1 5 2 - 1 1 -
Production costs 237 226 687 693 37 34 105 89
Amortisation of mining assets 46 40 124 100 7 6 19 13
Inventory change 4 2 2 3 1 1 - -
2 (12) 10 227 - (2) 1 29
Realised non-hedge derivatives 17 11 46 21 3 2 7 3
Adjusted operating profit 19 (1) 56 248 3 - 8 32
Capital expenditure
1
103 98 290 375 16 15 44 48
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
Quarterly Report September 2004 www.AngloGoldAshanti.com

South Africa
WEST WITS
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 44 40 123 121 475 424 1,321 1,304
Milled - 000 tonnes / - 000 tons 211 198 594 775 232 218 654 854
Yield - g / t / - oz / t 6.36 5.87 6.07 5.83 0.186 0.171 0.177 0.170
Gold produced - kg / - oz (000) 1,340 1,162 3,601 4,521 43 38 116 145
Gold sold - kg / - oz (000) 1,341 1,161 3,600 4,511 43 38 116 145
Price received - R / kg / - $ / oz - sold 83,878 81,915 85,680 88,726 409 388 407 353
Total cash costs
1
- R / - $ - ton milled 587 575 581 566 84 79 80 66
- R / kg / - $ / oz - produced 92,197 97,928 95,864 97,008 451 462 454 387
Total production costs
1
- R / kg / - $ / oz - produced 105,703 115,465 114,076 107,789 516 545 540 430
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 142 136 138 124 4.55 4.36 4.45 3.98
Actual - g / - oz 142 123 125 105 4.55 3.97 4.02 3.39
Target - m² / - ft² 4.87 4.64 4.59 4.09 52.40 49.96 49.43 44.03
Actual - m² / - ft² 4.66 4.18 4.26 2.82 50.17 45.00 45.86 30.39
FINANCIAL RESULTS (MILLION)
Gold income
106 91 291 389 17 14 44 50
Cost of sales 142 136 409 497 23 21 63 64
Cash operating costs 122 113 341 472 20 17 52 61
Other cash costs 1 2 4 4 - - 1 1
Total cash costs 123 115 345 476 20 17 53 62
Retrenchment costs - 1 10 5 - - 1 1
Rehabilitation and other non-cash costs 6 6 17 4 1 1 3 -
Production costs 129 122 372 485 21 18 57 63
Amortisation of mining assets 12 13 39 10 2 3 6 1
Inventory change 1 1 (2) 2 - - - -
(36) (45) (118) (108) (6) (7) (19) (14)
Realised non-hedge derivatives 6 4 18 12 1 - 3 1
Adjusted operating profit (30) (41) (100) (96) (5) (7) (16) (13)
Capital expenditure
1
12 15 41 111 2 2 6 14
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
Quarterly Report September 2004 www.AngloGoldAshanti.com

South Africa
WEST WITS
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 75 69 213 224 803 736 2,295 2,410
Milled - 000 tonnes / - 000 tons 426 419 1,220 1,246 470 462 1,345 1,374
Yield - g / t / - oz / t 10.49 10.88 11.14 12.05 0.306 0.317 0.325 0.351
Gold produced - kg / - oz (000) 4,474 4,559 13,591 15,020 144 147 437 483
Gold sold - kg / - oz (000) 4,476 4,555 13,588 15,016 144 146 437 483
Price received - R / kg / - $ / oz - sold 84,090 82,055 86,038 88,297 409 389 407 352
Total cash costs
1
- R / - $ - ton milled 542 529 551 502 77 73 76 58
- R / kg / - $ / oz - produced 51,642 48,572 49,486 41,684 253 229 234 166
Total production costs
1
- R / kg / - $ / oz - produced 64,828 61,076 62,126 50,113 317 289 294 200
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 365 338 344 297 11.75 10.87 11.05 9.56
Actual - g / - oz 319 324 319 296 10.25 10.41 10.26 9.52
Target - m² / - ft² 5.36 5.15 5.15 4.53 57.75 55.46 55.45 48.78
Actual - m² / - ft² 5.32 4.85 5.00 4.41 57.24 52.20 53.86 47.52
FINANCIAL RESULTS (MILLION)
Gold income
354 357 1,102 1,295 55 54 167 166
Cost of sales 290 286 841 765 45 44 128 99
Cash operating costs 229 219 665 705 36 33 101 91
Other cash costs 2 3 7 7 - 1 1 1
Total cash costs 231 222 672 712 36 34 102 92
Retrenchment costs - - 5 1 - - 1 -
Rehabilitation and other non-cash costs 2 2 9 4 - - 1 -
Production costs 233 224 686 717 36 34 104 92
Amortisation of mining assets 57 54 158 36 9 8 24 5
Inventory change - 8 (3) 12 - 2 - 2
64 71 261 530 10 10 39 67
Realised non-hedge derivatives 22 16 67 31 3 3 11 5
Adjusted operating profit 86 87 328 561 13 13 50 72
Capital expenditure
1
99 101 266 179 15 15 40 23
1
2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Argentina
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
CERRO VANGUARDIA - Attributable 92.50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,424 4,386 12,733 11,557 4,876 4,834 14,035 12,740
Treated - 000 tonnes / - 000 tons 212 227 628 659 234 250 692 727
Stripping ratio - t (mined total - mined ore) / t mined ore 18.99 19.05 19.08 18.37 18.99 19.05 19.08 18.37
Yield - g / t / - oz / t 8.93 6.39 7.07 7.11 0.261 0.186 0.206 0.207
Gold in ore - kg / - oz (000) 1,987 1,524 4,621 4,880 64 49 149 157
Gold produced - kg / - oz (000) 1,894 1,449 4,440 4,687 61 47 143 151
Gold sold - kg / - oz (000) 1,865 1,438 4,518 4,791 60 46 145 154
Price received - R / kg / - $ / oz - sold 78,062 76,430 78,080 84,477 380 361 370 333
Total cash costs - R / kg / - $ / oz - produced 29,780 39,673 35,561 36,433 145 187 169 145
Total production costs - R / kg / - $ / oz - produced 51,210 68,938 62,479 65,177 250 325 296 259
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,226 962 970 1,644 39.43 30.94 31.19 52.87
Actual - g / - oz 994 814 818 1,057 31.95 26.18 26.29 33.97
FINANCIAL RESULTS (MILLION)
Gold income
157 120 383 425 25 19 58 54
Cost of sales 99 105 287 302 16 16 43 39
Cash operating costs 43 48 125 137 7 7 19 18
Other cash costs 13 10 33 34 2 1 5 4
Total cash costs 56 58 158 171 9 8 24 22
Rehabilitation and other non-cash costs - 1 1 2 - - - -
Production costs 56 59 159 173 9 8 24 22
Amortisation of mining assets 40 42 118 132 7 7 18 17
Inventory change 3 4 10 (3) - 1 1 -
58 15 96 123 9 3 15 15
Realised non-hedge derivatives (1) (1) (3) 13 - - - 2
Adjusted operating profit 57 14 93 136 9 3 15 17
Capital expenditure 20 25 59 55 3 4 9 7
Quarterly Report September 2004 www.AngloGoldAshanti.com

Australia
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 3,820 4,171 12,001 15,474 4,996 5,454 15,697 20,240
Treated - 000 tonnes / - 000 tons 919 866 2,733 2,612 1,013 955 3,013 2,880
Stripping ratio - t (mined total - mined ore) / t mined ore 8.28 8.94 10.04 16.27 8.28 8.94 10.04 16.27
Yield - g / t / - oz / t 3.81 3.47 3.37 3.15 0.111 0.101 0.098 0.092
Gold produced - kg / - oz (000) 3,496 3,008 9,196 8,233 112 97 296 265
Gold sold - kg / - oz (000) 3,511 3,010 9,217 8,222 113 97 296 264
Price received - R / kg / - $ / oz - sold 85,869 88,462 91,908 92,045 418 422 437 366
Total cash costs - R / kg / - $ / oz - produced 47,223 53,942 53,040 56,934 231 255 251 227
Total production costs - R / kg / - $ / oz - produced 59,743 67,013 66,310 73,026 292 317 314 291
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,653 2,552 2,452 3,132 85.31 82.03 78.82 100.70
Actual - g / - oz 3,289 2,827 2,880 2,952 105.74 90.88 92.60 94.91
FINANCIAL RESULTS (MILLION)
Gold income
286 273 804 741 45 41 123 95
Cost of sales 220 148 574 618 34 22 88 79
Cash operating costs 158 156 469 451 25 24 71 58
Other cash costs 7 6 19 18 1 1 3 2
Total cash costs 165 162 488 469 26 25 74 60
Rehabilitation and other non-cash costs 2 2 6 6 - - 1 1
Production costs 167 164 493 475 26 25 75 61
Amortisation of mining assets 42 37 116 127 6 5 18 16
Inventory change 11 (53) (35) 16 2 (8) (5) 2
66 125 230 123 11 19 35 16
Realised non-hedge derivatives 16 (6) 43 17 2 (1) 7 1
Adjusted operating profit 82 119 273 140 13 18 42 17
Capital expenditure 43 43 125 81 7 6 19 10
Quarterly Report September 2004 www.AngloGoldAshanti.com

Brazil
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
ANGLOGOLD ASHANTI BRAZIL
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 226 220 630 676 249 242 695 745
Treated - 000 tonnes / - 000 tons 205 214 608 673 226 236 671 743
Yield - g / t / - oz / t 8.13 7.91 7.94 6.99 0.237 0.231 0.232 0.204
Gold produced - kg / - oz (000) 1,669 1,694 4,832 4,710 54 55 155 152
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons - - - 24 - - - 26
Yield - g / t / - oz / t - - - 1.90 - - - 0.055
Gold produced - kg / - oz (000) - - - 45 - - - 1
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 7 28 82 599 8 31 91 660
Treated - 000 tonnes / - 000 tons 7 23 47 33 8 26 52 36
Stripping ratio - t (mined total - mined ore) / t mined ore - 0.23 0.74 17.11 - 0.23 0.74 17.11
Yield - g / t / - oz / t 3.18 3.54 3.64 3.64 0.093 0.103 0.106 0.106
Gold in ore - kg / - oz (000) 24 77 172 126 1 3 6 4
Gold produced - kg / - oz (000) 22 83 172 120 1 3 6 4
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 766 638 1,613 2,595 844 704 1,778 2,861
Placed
1
- 000 tonnes / - 000 tons 69 46 135 84 76 51 149 92
Stripping ratio - t (mined total - mined ore) / t mined ore 10.31 12.93 10.96 30.08 10.31 12.93 10.96 30.08
Yield
2
- g / t / - oz / t 3.33 4.45 3.77 2.81 0.097 0.130 0.110 0.082
Gold placed
3
- kg / - oz (000) 230 204 510 235 7 7 16 8
Gold produced - kg / - oz (000) 307 226 632 317 10 7 20 10
TOTAL Yield
4
- g / t / - oz / t 7.96 7.48 7.63 6.38 0.232 0.218 0.223 0.187
Gold produced - kg / - oz (000) 1,998 2,003 5,636 5,192 64 65 181 167
Gold sold - kg / - oz (000) 2,002 2,014 5,661 5,229 64 65 182 168
Price received - R / kg / - $ / oz - sold 75,680 83,520 78,639 91,527 370 393 372 364
Total cash costs
- R / kg / - $ / oz - produced 26,689 27,300 27,935 34,824 130 129 132 139
Total production costs
- R / kg / - $ / oz - produced 37,606 37,993 39,184 49,424 183 179 186 197
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 586 576 556 433 18.85 18.53 17.88 13.92
Actual - g / - oz 639 640 600 442 20.53 20.58 19.29 14.20
FINANCIAL RESULTS (MILLION)
Gold income
149 150 429 458 23 23 65 59
Cost of sales 70 76 216 256 11 12 32 34
Cash operating costs 52 53 153 176 8 8 23 23
Other cash costs 2 2 5 5 - 1 1 1
Total cash costs
53 55 157 181 8 9 24 24
Rehabilitation and other non-cash costs - - - 5 - - - 1
Production costs 53 55 158 186 8 9 24 25
Amortisation of mining assets 22 21 63 71 3 3 9 9
Inventory change (5) - (5) (1) (1) - (1) -
79 74 213 202 12 11 32 25
Realised non-hedge derivatives 3 18 16 21 1 3 2 3
Adjusted operating profit 82 92 229 223 13 14 35 28
Capital expenditure 51 55 140 135 8 8 21 17
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Brazil
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 95 92 281 280 104 101 309 309
Treated - 000 tonnes / - 000 tons 95 92 280 283 105 102 308 312
Yield - g / t / - oz / t 7.78 7.87 7.77 7.91 0.227 0.230 0.227 0.231
Gold produced - kg / - oz (000) 742 729 2,171 2,239 24 23 70 72
Gold sold - kg / - oz (000) 758 689 2,174 2,177 24 22 70 70
Price received - R / kg / - $ / oz - sold 74,408 83,035 77,059 91,350 363 391 365 363
Total cash costs - R / kg / - $ / oz - produced 27,961 26,504 27,525 25,570 136 125 130 102
Total production costs - R / kg / - $ / oz - produced 36,727 35,340 36,703 39,561 179 167 174 158
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 860 839 838 890 27.64 26.96 26.93 28.60
Actual - g / - oz 1,053 861 910 948 33.87 27.67 29.26 30.48
FINANCIAL RESULTS (MILLION)
Gold income
56 51 162 191 9 8 26 24
Cost of sales 28 24 80 85 4 4 12 11
Cash operating costs 20 19 58 55 3 3 9 7
Other cash costs 1 - 2 2 - - - -
Total cash costs 21 19 60 57 3 3 9 7
Rehabilitation and other non-cash costs - - - 1 - - - -
Production costs 21 19 60 58 3 3 9 7
Amortisation of mining assets 6 6 20 30 1 1 3 4
Inventory change - (1) - (3) - - - -
28 27 82 106 5 4 14 13
Realised non-hedge derivatives 1 6 6 8 - 1 - 1
Adjusted operating profit 29 33 88 114 5 5 14 14
Capital expenditure 4 9 17 16 1 1 3 2
Quarterly Report September 2004 www.AngloGoldAshanti.com

Ghana
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
BIBIANI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 1 2 3 - 2 2 4 -
Treated - 000 tonnes / - 000 tons 21 2 23 - 23 2 25 -
Yield - g / t / - oz / t 0.18 3.28 0.40 - 0.005 0.096 0.012 -
Gold produced - kg / - oz (000) 4 5 9 - - - - -
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 1,258 729 1,987 - 1,386 804 2,190 -
Treated - 000 tonnes / - 000 tons 654 440 1,094 - 721 485 1,206 -
Stripping ratio - t (mined total - mined ore) / t mined ore 1.58 2.83 1.93 - 1.58 2.83 1.93 -
Yield - g / t / - oz / t 2.16 1.78 2.01 - 0.063 0.052 0.059 -
Gold in ore - kg / - oz (000) 1,457 522 1,979 - 47 17 64 -
Gold produced - kg / - oz (000) 1,413 783 2,196 - 46 25 71 -
TOTAL Yield
- g / t / - oz / t 2.10 1.79 1.97 - 0.061 0.052 0.058 -
Gold produced - kg / - oz (000) 1,417 788 2,205 - 46 25 71 -
Gold sold - kg / - oz (000) 1,417 788 2,205 - 46 25 71 -
Price received - R / kg / - $ / oz - sold 81,397 82,555 81,811 - 397 391 395 -
Total cash costs
- R / kg / - $ / oz - produced 48,201 50,177 48,907 - 235 237 236 -
Total production costs
- R / kg / - $ / oz - produced 71,190 75,617 72,773 - 347 358 351 -
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 492 1,244 516 - 15.82 40.00 16.59 -
Actual - g / - oz 677 1,024 770 - 21.75 32.92 24.76 -
FINANCIAL RESULTS (MILLION)
Gold income
117 66 183 - 18 10 28 -
Cost of sales 104 65 169 - 16 10 26 -
Cash operating costs 63 36 99 - 9 6 15 -
Other cash costs 6 3 9 - 1 - 1 -
Total cash costs 69 39 108 - 10 6 16 -
Rehabilitation and other non-cash costs - 1 1 - 1 - 1 -
Production costs 69 40 109 - 11 6 17 -
Amortisation of mining assets 31 20 51 - 5 3 8 -
Inventory change 4 5 9 - - 1 1 -
13 1 14 - 2 - 2 -
Realised non-hedge derivatives (2) (1) (3) - - - - -
Adjusted operating profit 11 - 11 - 2 - 2 -
Capital expenditure 14 13 27 - 2 2 4 -
Quarterly Report September 2004 www.AngloGoldAshanti.com

Ghana
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
IDUAPRIEM - Attributable 85%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,178 3,315 8,493 - 5,707 3,655 9,362 -
Treated - 000 tonnes / - 000 tons 932 542 1,474 - 1,028 597 1,625 -
Stripping ratio - t (mined total - mined ore) / t mined ore 5.50 4.80 5.21 - 5.50 4.80 5.21 -
Yield - g / t / - oz / t 1.79 1.48 1.67 - 0.052 0.043 0.049 -
Gold in ore - kg / - oz (000) 1,582 1,019 2,601 - 51 33 84 -
Gold produced - kg / - oz (000) 1,666 802 2,468 - 53 26 79 -
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 2 23 25 - 1 26 27 -
Placed
1
- 000 tonnes / - 000 tons - 9 9 - - 10 10 -
Stripping ratio - t (mined total - mined ore) / t mined ore - - - - - - - -
Yield
2
- g / t / - oz / t - - - - - - - -
Gold placed
3
- kg / - oz (000) - - - - - - - -
Gold produced - kg / - oz (000) 40 36 76 - 1 1 2 -
TOTAL Yield
4
- g / t / - oz / t 1.83 1.48 1.72 - 0.053 0.043 0.050 -
Gold produced - kg / - oz (000) 1,706 838 2,544 - 55 27 82 -
Gold sold - kg / - oz (000) 1,706 845 2,551 - 55 27 82 -
Price received - R / kg / - $ / oz - sold 76,841 84,757 81,179 - 375 400 391 -
Total cash costs
- R / kg / - $ / oz - produced 51,750 65,545 57,646 - 252 309 277 -
Total production costs
- R / kg / - $ / oz - produced 70,431 84,258 77,476 - 343 397 373 -
PRODUCTIVITY PER EMPLOYEE Target
- g / - oz 628 807 646 - 20.20 25.96 20.77 -
Actual - g / - oz 737 609 689 - 23.70 19.59 22.17 -
FINANCIAL RESULTS (MILLION)
Gold income
143 75 218 - 23 11 34 -
Cost of sales 123 70 193 - 20 10 30 -
Cash operating costs 84 51 135 - 13 8 21 -
Other cash costs 8 4 12 - 2 - 2 -
Total cash costs
92 55 147 - 15 8 23 -
Rehabilitation and other non-cash costs 2 1 3 - 1 - 1 -
Production costs 94 56 150 - 16 8 24 -
Amortisation of mining assets 27 15 42 - 4 2 6 -
Inventory change 2 (1) 1 - - - - -
- -
20 5 25 - 3 1 4 -
Realised non-hedge derivatives (8) (3) (11) - (1) (1) (2) -
Adjusted operating profit 12 2 14 - 2 - 2 -
- -
Capital expenditure 8 3 11 - 1 1 2 -
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Ghana
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
OBUASI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 475 330 805 - 524 363 887 -
Treated - 000 tonnes / - 000 tons 475 344 819 - 523 379 902 -
Yield - g / t / - oz / t 5.45 5.39 5.42 - 0.159 0.157 0.158 -
Gold produced - kg / - oz (000) 2,587 1,852 4,439 - 83 60 143 -
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 283 247 530 - 312 272 584 -
Yield - g / t / - oz / t 0.76 0.68 0.72 - 0.022 0.020 0.021 -
Gold produced - kg / - oz (000) 215 168 383 - 7 5 12 -
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 649 583 1,232 - 716 643 1,359 -
Treated - 000 tonnes / - 000 tons 151 99 250 - 166 109 275 -
Stripping ratio - t (mined total - mined ore) / t mined ore 6.95 6.93 6.94 - 6.95 6.93 6.94 -
Yield - g / t / - oz / t 1.02 1.76 1.31 - 0.030 0.051 0.038 -
Gold in ore - kg / - oz (000) - 354 354 - - 11 11 -
Gold produced - kg / - oz (000) 153 175 328 - 5 6 11 -
TOTAL Yield
- g / t / - oz / t 3.25 3.18 3.22 - 0.095 0.093 0.094 -
Gold produced - kg / - oz (000) 2,956 2,194 5,150 - 94 71 165 -
Gold sold - kg / - oz (000) 2,983 2,167 5,150 - 96 70 166 -
Price received - R / kg / - $ / oz - sold 77,736 84,892 80,747 - 379 400 388 -
Total cash costs - R / kg / - $ / oz - produced 61,411 61,905 61,622 - 300 292 296 -
Total production costs
- R / kg / - $ / oz - produced 85,541 86,944 86,139 - 418 410 414 -
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 187 238 183 - 6.00 7.65 5.88 -
Actual - g / - oz 189 210 197 - 6.06 6.75 6.34 -
FINANCIAL RESULTS (MILLION)
Gold income
250 192 442 - 39 29 68 -
Cost of sales 254 186 440 - 40 28 68 -
Cash operating costs 170 127 297 - 26 20 46 -
Other cash costs 11 9 20 - 2 1 3 -
Total cash costs
181 136 317 - 28 21 49 -
Retrenchment costs 7 - 7 - 1 - 1 -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 188 136 324 - 29 21 50 -
Amortisation of mining assets 64 55 119 - 10 8 18 -
Inventory change 2 (5) (3) - 1 (1) - -
(4) 6 2 - (1) 1 - -
Realised non-hedge derivatives (18) (8) (26) - (3) (1) (4) -
Adjusted operating profit (22) (2) (24) - (4) - (4) -
Capital expenditure 83 48 131 - 13 7 20 -
Quarterly Report September 2004 www.AngloGoldAshanti.com

Guinea
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
SIGUIRI - Attributable 85%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 2,657 1,029 3,686 - 2,928 1,135 4,063 -
Placed
1
- 000 tonnes / - 000 tons 307 593 900 - 339 653 992 -
Stripping ratio - t (mined total - mined ore) / t mined ore 2.52 0.46 1.53 - 2.52 0.46 1.53 -
Yield
2
- g / t / - oz / t 1.14 1.12 1.13 - 0.033 0.033 0.033 -
Gold placed
3
- kg / - oz (000) 350 663 1,013 - 12 21 33 -
Gold produced - kg / - oz (000) 705 535 1,240 - 23 17 40 -
Gold sold - kg / - oz (000) 1,391 - 1,391 - 45 - 45 -
Price received - R / kg / - $ / oz - sold 80,101 - 81,491 - 384 - 390 -
Total cash costs
- R / kg / - $ / oz - produced 103,589 82,013 94,288 - 504 386 453 -
Total production costs
- R / kg / - $ / oz - produced 117,083 109,599 114,150 - 571 516 548 -
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 520 566 506 - 16.71 18.21 16.28 -
Actual - g / - oz 242 273 255 - 7.79 8.78 8.19 -
FINANCIAL RESULTS (MILLION)
Gold income
127 - 127 - 20 - 20 -
Cost of sales 127 9 136 - 20 1 21 -
Cash operating costs 71 42 113 - 10 7 17 -
Other cash costs 2 2 4 - 1 - 1 -
Total cash costs
73 44 117 - 11 7 18 -
Rehabilitation and other non-cash costs 4 3 7 - 1 - 1 -
Production costs 77 47 124 - 12 7 19 -
Amortisation of mining assets 7 11 18 - 1 2 3 -
Inventory change 43 (49) (6) - 7 (8) (1) -
- -
- (9) (9) - - (1) (1) -
Realised non-hedge derivatives (10) (4) (14) - (1) (1) (2) -
Adjusted operating profit (10) (13) (23) - (1) (2) (3) -
- -
Capital expenditure 120 94 214 - 19 14 33 -
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Mali
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,015 786 2,795 2,720 1,328 1,028 3,656 3,558
Mined - 000 tonnes / - 000 tons 2,770 2,175 7,641 6,982 3,053 2,397 8,423 7,697
Treated - 000 tonnes / - 000 tons 336 346 1,000 969 371 382 1,102 1,069
Stripping ratio - t (mined total - mined ore) / t mined ore 4.07 4.11 4.53 4.63 4.07 4.11 4.53 4.63
Yield - g / t / - oz / t 3.40 3.06 3.53 8.66 0.099 0.089 0.103 0.252
Gold produced - kg / - oz (000) 1,143 1,058 3,533 8,391 37 34 114 270
Gold sold - kg / - oz (000) 1,067 1,089 3,443 8,348 34 35 111 268
Price received - R / kg / - $ / oz - sold 74,580 74,061 76,825 85,873 361 353 363 341
Total cash costs - R / kg / - $ / oz - produced 51,129 50,383 44,577 23,779 248 238 211 95
Total production costs - R / kg / - $ / oz - produced 71,095 72,640 65,470 39,904 346 344 310 159
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,939 2,302 2,174 3,652 62.33 74.02 69.89 117.41
Actual - g / - oz 1,367 1,353 1,504 3,983 43.95 43.51 48.36 128.04
FINANCIAL RESULTS (MILLION)
Gold income
78 79 261 716 12 12 40 92
Cost of sales 78 78 226 335 12 12 35 43
Cash operating costs 53 48 139 150 8 7 21 19
Other cash costs 6 6 18 50 1 1 3 6
Total cash costs 58 54 157 200 9 8 24 25
Rehabilitation and other non-cash costs 2 1 5 4 - - 1 1
Production costs 60 55 162 204 9 8 25 26
Amortisation of mining assets 21 22 69 132 3 3 11 17
Inventory change (3) 1 (5) (1) - 1 (1) -
- 1 35 381 - - 5 49
Realised non-hedge derivatives 1 2 4 2 - 1 1 -
Adjusted operating profit 1 3 39 383 - 1 6 49
Capital expenditure - 1 5 29 - 1 1 4
Quarterly Report September 2004 www.AngloGoldAshanti.com

Mali
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 576 751 2,145 2,719 753 981 2,806 3,557
Mined - 000 tonnes / - 000 tons 1,161 1,386 4,092 5,050 1,279 1,528 4,510 5,566
Treated - 000 tonnes / - 000 tons 507 493 1,439 1,412 559 543 1,586 1,556
Stripping ratio - t (mined total - mined ore) / t mined ore 1.91 1.17 1.40 2.59 1.91 1.17 1.40 2.59
Yield - g / t / - oz / t 2.36 2.82 2.76 2.67 0.069 0.082 0.080 0.078
Gold produced - kg / - oz (000) 1,196 1,386 3,967 3,774 38 44 128 121
Gold sold - kg / - oz (000) 1,220 1,375 3,989 3,772 39 44 128 121
Price received - R / kg / - $ / oz - sold 81,273 82,614 84,261 90,233 397 392 399 359
Total cash costs - R / kg / - $ / oz - produced 54,745 49,087 50,057 51,464 267 232 237 205
Total production costs - R / kg / - $ / oz - produced 66,988 61,607 62,619 67,215 327 291 297 267
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,742 1,676 1,826 2,170 56.00 53.89 58.72 69.75
Actual - g / - oz 1,767 1,967 1,882 1,847 56.80 63.24 60.50 59.39
FINANCIAL RESULTS (pILLION)
Gold income
99 115 337 337 16 18 51 43
Cost of sales 80 86 248 252 13 14 38 32
Cash operating costs 59 60 175 171 9 10 27 22
Other cash costs 7 8 24 23 1 1 4 3
Total cash costs 66 68 199 194 10 11 31 25
Rehabilitation and other non-cash costs - 1 3 3 - 1 - -
Production costs 66 69 202 197 10 12 31 25
Amortisation of mining assets 14 16 47 56 3 2 7 7
Inventory change - 1 (1) (1) - - - -
19 29 89 85 3 4 13 11
Realised non-hedge derivatives - (1) (1) 3 - - - -
Adjusted operating profit 19 28 88 88 3 4 13 11
Capital expenditure 9 12 28 18 1 2 4 2
Quarterly Report September 2004 www.AngloGoldAshanti.com

Mali
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons 1,308 1,985 6,259 5,163 1,442 2,187 6,900 5,692
Placed
1
- 000 tonnes / - 000 tons 254 303 815 763 280 334 899 841
Stripping ratio - t (mined total - mined ore) / t mined ore 3.71 4.91 5.27 7.78 3.71 4.91 5.27 7.78
Yield
2
- g / t / - oz / t 3.61 3.61 3.60 2.88 0.105 0.105 0.105 0.084
Gold placed
3
- kg / - oz (000) 918 1,094 2,934 2,336 30 35 94 75
Gold produced - kg / - oz (000) 739 769 2,143 2,198 24 25 69 71
Gold sold - kg / - oz (000) 739 880 2,184 2,203 24 28 70 71
Price received - R / kg / - $ / oz - sold 83,310 83,553 84,502 88,491 402 395 400 352
Total cash costs - R / kg / - $ / oz - produced 48,110 50,423 52,332 53,651 233 238 247 214
Total production costs - R / kg / - $ / oz - produced 64,171 62,370 66,159 72,618 312 295 313 290
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,270 1,044 1,084 1,326 40.82 33.58 34.85 42.64
Actual - g / - oz 981 914 869 1,065 31.54 29.38 27.95 34.25
FINANCIAL RESULTS (MILLION)
Gold income
62 73 185 195 10 12 28 25
Cost of sales 48 56 147 158 8 9 22 20
Cash operating costs 31 34 99 104 5 5 15 13
Other cash costs 5 5 13 14 1 - 2 2
Total cash costs 36 39 112 118 6 5 17 15
Rehabilitation and other non-cash costs 1 1 4 4 - 1 1 -
Production costs 37 40 116 122 6 6 18 15
Amortisation of mining assets 11 8 26 38 2 1 4 5
Inventory change - 8 5 (2) - 2 - -
14 17 38 37 2 3 6 5
Realised non-hedge derivatives - - - - - - - -
Adjusted operating profit 14 17 38 37 2 3 6 5
Capital expenditure 3 5 15 40 1 1 2 5
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Namibia
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 395 15 410 1,023 517 19 536 1,338
Mined - 000 tonnes / - 000 tons 1,421 39 1,461 2,820 1,566 43 1,610 3,108
Treated - 000 tonnes / - 000 tons 367 345 1,011 993 404 381 1,114 1,094
Stripping ratio - t (mined total - mined ore) / t mined ore 3.45 0.33 3.19 1.11 3.45 0.33 3.19 1.11
Yield - g / t / - oz / t 1.56 1.46 1.52 1.79 0.046 0.042 0.044 0.052
Gold produced - kg / - oz (000) 572 503 1,535 1,780 18 16 49 57
Gold sold - kg / - oz (000) 588 538 1,586 1,685 19 17 51 54
Price received - R / kg / - $ / oz - sold 79,318 83,549 83,233 88,310 387 396 395 350
Total cash costs - R / kg / - $ / oz - produced 61,773 67,876 64,885 63,000 301 320 308 252
Total production costs - R / kg / - $ / oz - produced 71,690 76,372 72,770 65,861 350 360 345 263
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 510 405 479 610 16.40 13.02 15.40 19.62
Actual - g / - oz 731 783 747 512 23.49 25.19 24.03 16.46
FINANCIAL RESULTS (MILLION)
Gold income
47 44 132 149 7 7 20 19
Cost of sales 41 39 113 100 6 6 17 13
Cash operating costs 35 34 99 95 6 6 15 12
Other cash costs - - 1 1 - - - -
Total cash costs 35 34 100 96 6 6 15 12
Rehabilitation and other non-cash costs - - 1 - - (1) - -
Production costs 35 34 101 96 6 5 15 12
Amortisation of mining assets 6 4 11 5 - 1 2 1
Inventory change - 1 1 (1) - - - -
6 5 19 49 1 1 3 6
Realised non-hedge derivatives - - - - - - - -
Adjusted operating profit 6 5 19 49 1 1 3 6
Capital expenditure 12 101 118 16 2 15 18 2
Quarterly Report September 2004 www.AngloGoldAshanti.com

Tanzania
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
GEITA - Attributable 100% May 2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 2,743 4,367 8,361 8,343 3,587 5,677 10,936 10,913
Mined - 000 tonnes / - 000 tons 10,673 11,236 29,701 22,178 11,765 12,386 32,740 24,447
Treated - 000 tonnes / - 000 tons 1,342 1,253 3,316 2,161 1,479 1,382 3,655 2,382
Stripping ratio - t (mined total - mined ore) / t mined ore 6.73 6.60 7.40 9.94 6.73 6.60 7.40 9.94
Yield - g / t / - oz / t 3.42 3.46 3.57 3.07 0.100 0.101 0.104 0.090
Gold produced - kg / - oz (000) 4,592 4,339 11,825 6,646 148 140 380 214
Gold sold - kg / - oz (000) 4,790 3,949 11,635 6,646 154 127 374 214
Price received - R / kg / - $ / oz - sold 75,601 76,043 75,793 79,286 368 357 360 318
Total cash costs - R / kg / - $ / oz - produced 60,159 48,015 51,060 52,318 294 226 244 209
Total production costs - R / kg / - $ / oz - produced 77,414 64,139 66,095 62,111 378 302 315 248
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 889 1,187 977 1,426 28.59 38.18 31.41 45.84
Actual - g / - oz 1,129 1,159 1,185 1,119 36.31 37.26 38.09 35.99
FINANCIAL RESULTS (MILLION)
Gold income
359 299 874 521 56 45 133 67
Cost of sales 364 256 766 411 57 38 117 53
Cash operating costs 260 193 562 324 41 29 86 42
Other cash costs 16 16 42 24 3 2 6 3
Total cash costs 276 209 604 348 44 31 93 45
Rehabilitation and other non-cash costs 2 2 5 5 - 1 1 -
Production costs 278 211 609 353 44 32 93 45
Amortisation of mining assets 77 68 173 60 12 10 26 8
Inventory change 9 (23) (16) (2) 1 (4) (3) -
(5) 43 108 110 (1) 7 16 14
Realised non-hedge derivatives 3 2 8 6 1 1 1 1
Adjusted operating profit (2) 45 116 116 - 8 17 15
Capital expenditure 15 19 40 54 2 3 6 7
Quarterly Report September 2004 www.AngloGoldAshanti.com

USA
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 13,001 13,885 41,320 33,788 14,331 15,305 45,548 37,245
Placed
1
- 000 tonnes / - 000 tons 4,728 4,722 13,882 12,474 5,212 5,206 15,302 13,751
Stripping ratio - t (mined total - mined ore) / t mined ore 1.51 2.14 1.91 1.99 1.51 2.14 1.91 1.99
Yield
2
- g / t / - oz / t 0.57 0.59 0.61 0.33 0.017 0.017 0.018 0.020
Gold placed
3
- kg / - oz (000) 2,702 2,795 8,469 8,457 87 89 272 272
Gold produced - kg / - oz (000) 2,804 2,373 7,414 6,456 90 76 238 207
Gold sold - kg / - oz (000) 2,802 2,375 7,483 6,456 90 76 241 208
Price received - R / kg / - $ / oz - sold 66,620 68,941 67,129 86,389 325 327 319 344
Total cash costs
4
- R / kg / - $ / oz - produced 44,691 44,081 44,682 49,537 218 208 212 197
Total production costs - R / kg / - $ / oz - produced 62,099 57,610 61,455 77,843 303 272 291 310
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,813 2,857 2,789 2,641 90.45 91.85 89.67 84.93
Actual - g / - oz 2,980 2,513 2,625 2,196 95.82 80.80 84.41 70.59
FINANCIAL RESULTS (MILLION)
Gold income
182 167 502 539 28 25 76 69
Cost of sales 174 137 455 502 27 20 69 65
Cash operating costs 125 127 381 430 20 19 58 55
Other cash costs 8 4 17 15 1 - 3 2
Total cash costs 134 131 398 445 21 19 61 57
Rehabilitation and other non-cash costs (7) (7) (21) (32) (1) (1) (3) (4)
Production costs 127 124 377 413 20 18 57 53
Amortisation of mining assets 66 60 200 215 10 9 30 28
Inventory change (19) (47) (122) (126) (3) (7) (18) (16)
8 30 47 37 1 5 7 4
Realised non-hedge derivatives 5 (3) - 18 1 (1) - 3
Adjusted operating profit 13 27 47 55 2 4 7 7
Capital expenditure 48 18 82 167 7 3 12 21
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Quarterly Report September 2004 www.AngloGoldAshanti.com

Zimbabwe
Quarter
Quarter
Nine months
Nine months
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
September
June
September
September
September
June
September
September
2004
2004
2004
2003
2004
2004
2004
2003
FREDA-REBECCA
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 63 45 108 - 69 50 119 -
Treated - 000 tonnes / - 000 tons 63 45 108 - 69 50 119 -
Yield - g / t / - oz / t 1.83 1.68 1.77 - 0.053 0.049 0.052 -
Gold produced - kg / - oz (000) 114 77 191 - 4 2 6 -
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 105 60 165 - 114 67 181 -
Treated - 000 tonnes / - 000 tons 36 33 69 - 40 36 76 -
Stripping ratio - t (mined total - mined ore) / t mined ore 1.91 0.84 1.40 - 1.91 0.84 1.40 -
Yield - g / t / - oz / t 1.48 1.48 1.48 - 0.043 0.043 0.043 -
Gold in ore - kg / - oz (000) 81 70 151 - 3 2 5 -
Gold produced - kg / - oz (000) 53 49 102 - 1 2 3 -
TOTAL Yield
- g / t / - oz / t 1.70 1.60 1.66 - 0.050 0.047 0.048 -
Gold produced - kg / - oz (000) 168 125 293 - 5 4 9 -
Gold sold - kg / - oz (000) 168 125 293 - 5 4 9 -
Price received - R / kg / - $ / oz - sold 90,962 88,265 89,809 - 447 418 435 -
Total cash costs
- R / kg / - $ / oz - produced 80,110 95,120 86,529 - 394 447 417 -
Total production costs
- R / kg / - $ / oz - produced 126,732 115,258 121,825 - 623 543 589 -
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 178 203 179 - 5.73 6.52 5.76 -
Actual - g / - oz 114 83 98 - 3.66 2.67 3.16 -
FINANCIAL RESULTS (MILLION)
Gold income
15 11 26 - 3 1 4 -
Cost of sales 20 15 35 - 3 2 5 -
Cash operating costs 13 12 25 - 2 2 4 -
Other cash costs - - - - - - - -
Total cash costs
13 12 25 - 2 2 4 -
Rehabilitation and other non-cash costs - 1 1 - - - - -
Production costs 13 13 26 - 2 2 4 -
Amortisation of mining assets 7 2 9 - 1 - 1 -
Inventory change - - - - - - - -
(5) (4) (9) - - (1) (1) -
Realised non-hedge derivatives - - - - - - - -
Adjusted operating profit (5) (4) (9) - - (1) (1) -
Capital expenditure 7 2 9 - 1 - 1 -
Quarterly Report September 2004 www.AngloGoldAshanti.com

Quarterly Report September 2004 www.AngloGoldAshanti.com

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mini ng industry, expectations regarding gold prices and production, the completion and commence ment of commercial operations of certain of
AngloGold Ashanti's exploration and production proj ects, and its li quidity and capital resources and ex penditure, contain certain forward-
looking stateme nts regarding AngloGold Ashanti's operations, economic performance and financial condi tion. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prov e to hav e been correct. Accordingl y, results could differ materially from those set out i n the forward-looking statements as a result of, among other factors, changes in economic and market conditi ons, success of business and operating i nitiativ es, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such risk factors, refer to AngloGold's annual report on Form 20-F for the year ended 31 December 2003, which was filed wi th the Securities and Exchange Commission (SEC) on 19 March 2004.
Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
(f ormerly: AngloGold Limited)
Registration No. 1944/017354/06
Incorporated in the Republic of South
Af rica
ISIN: ZAE000043485
Share codes:
JSE: ANG
LSE: AGD
NYSE: AU
ASX: AGG
GSE: AGA
Euronext Paris: VA
Euronext Brussels: ANG BB
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail:
slenahan@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll f ree in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail:
cecarter@AngloGoldAshanti.com
Australia
Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail:
amaxey @AngloGoldAshanti.com.au
General E-mail enquiries
inv estors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
PRINTED BY INCE (PTY) LIMITED
Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
Dr S E Jonah KBE
K H Williams
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)
* British
#
American
**Ghanaian
Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Af rica
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Lev el 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 775947
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Inv estor Services
2004 (Pty ) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown
2107)
South Af rica
Telephone: 0861 100 724 (in SA)
web.queries@computershare.co.za
United Kingdom
Computershare Inv estor Serv ices
PLC
P O Box 82
The Pav ilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Inv estor Serv ices
Pty Limited
Lev el 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in
Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Av enue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052
Global BuyDIRECT
SM
BoNY maintains a direct share
purchase and div idend
reinv estment plan for A
NGLO
G
OLD
A
SHANTI
. Telephone: +1-888-BNY-
ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 29, 2004 By: /s/ C R BULL
Name: C R Bull
Title: Company Secretary